Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 13, 2013, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 68.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); diminishing quantities or grades of reserves; the impact of inflation; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; increased costs, delays and technical challenges associated with the construction of capital projects; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean peso, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling, and Papua New Guinean kina versus the US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risk of loss due to acts of war, terrorism, sabotage and civil disturbances; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual

BARRICK YEAR-END 2012	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Changes in Presentation of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. These new measures are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 60 of our MD&A. In 2012, we added or made changes to the following non-GAAP performance measures:

Total Cash Costs per pound, C1 Cash Costs per pound and C3 Fully Allocated Costs per pound

In 2012, we replaced the non-GAAP measure “total cash costs per pound” for our copper business with “C1 cash costs per pound”. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we also introduced “C3 fully allocated costs per pound”. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Adjusted Operating Cash Flow

In 2012, we have adjusted our operating cash flow to remove the effect of the “settlement of currency contracts”. This settlement activity is not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.

Adjusted EBITDA

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

All-in Sustaining Cash Costs per ounce

Beginning in 2013, we are adopting an all-in sustaining cash costs measure. The Company believes that current operating measures commonly used in the gold industry do not capture all of the sustaining expenditures incurred in order to produce gold, and therefore they do not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. Similarly, they do not reflect all of the expenditures that would be included in the valuation of a gold mining company. For these reasons, the Company is working with the members of the World Gold Council (“WGC”) to define an all-in sustaining cash costs measure that better represents the total costs associated with producing gold. We believe this measure will better meet the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The WGC project to define all-in sustaining cash costs is ongoing and a final standard is expected in the middle of 2013. We expect to conform our disclosure of all-in sustaining cash costs to the measure that is ultimately approved by the WGC. Our current definition of all-in sustaining cash costs commences with total cash costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploration and evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of

BARRICK YEAR-END 2012	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

the Company’s cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. All-in sustaining cash costs for 2012 are outlined in the table below:

($ per ounce)
For the year ended December 31	2012

Total cash costs	$584
Minesite sustaining capital expenditures	155
Mine development expenditures	114
Corporate administration applicable to gold segments	51
Exploration and evaluation	21
Environmental rehabilitation costs	20

All-in sustaining cash costs	$945

Please refer to pages 62 to 64 of this MD&A for a detailed reconciliation of all-in sustaining cash costs.

BARRICK YEAR-END 2012	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2012	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Our Business and Strategy

Our Business

Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and responsible manner. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

Barrick’s market capitalization, annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper and have significant silver reserves contained within our gold reserves at our Pascua-Lama project. Our large mineral inventory provides significant optionality to metal prices, which supports mine life extension and expansion investment opportunities where the risk-adjusted returns are appropriate.

[1]	Based on fiscal 2012 results publically available as of February 13, 2013.

We manage our business through seven primary business units: four regional gold businesses, a global copper business, an oil & gas business and a Capital Projects business. This structure enables each business unit to customize corporate strategies to meet the unique conditions in which they operate.

For gold, we manage our operations using a geographical business unit approach, with producing mines concentrated in three regional business units (“RBUs”): North America, South America and Australia Pacific, each of which is led by its own Regional President. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a publicly traded company, which includes our previously held African gold mines and exploration properties.

Our Global Copper business unit manages our copper business with a view towards maximizing the value of our copper and non-gold assets. The global copper business unit manages the Zaldívar and Lumwana mines and Jabal Sayid project.

Our oil & gas business, managed by Barrick Energy, provides an economic hedge against our exposure to oil prices and also provides support for energy-saving initiatives undertaken by our other business units. In January 2013, we confirmed that we have commenced a process to potentially divest Barrick Energy as part of our ongoing global portfolio optimization in accordance with our disciplined capital allocation framework.

Our Capital Projects business, distinct from our other business units, focuses on managing feasibility studies and construction of our major capital projects, while our operating business units manage feasibility studies and construction of mine expansion projects at existing operating mines.

Our business unit structure adds value by enabling the realization of operational efficiencies, allocating resources to individual mines/projects more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

BARRICK YEAR-END 2012	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Zambia, Saudi Arabia, Pakistan and Tanzania. The geographic split of gold production for the year ended December 31, 2012 was as follows:

Our Strategy

Our actions are driven by our core values reflecting the guiding principles used to run the Company and these values provide the foundation for our strategy. Our core values are:

•	Integrity
•	Respect and open communication
•	Responsibility and accountability
•	Teamwork
•	Create shareholder value

In 2012, we renewed our focus on maximizing shareholder value and reemphasized our commitment to a disciplined capital allocation framework to guide our decision making. Under this approach, all capital allocation options, which include organic investment in exploration and projects, and acquisitions or divestitures to improve the quality of our portfolio, will be assessed on the basis of maximizing risk-adjusted returns. Our increased emphasis on free cash flow should position the Company, in the future, with the potential to return more capital to shareholders, repay debt, and make additional attractive return investments to upgrade our portfolio. We will seek to optimize the overall returns from our portfolio of assets and projects. Consequently, investments in existing assets that do not generate target returns or long-term free cash flow will be deferred, shelved or divested to improve the overall quality of our portfolio. Our strategy and approach to capital allocation has been summed up as follows:

Returns will drive production;

Production will not drive returns.

BARRICK YEAR-END 2012	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of 2012 Results

2012 Fourth Quarter and Year-End Results

	For the three months ended December 31		For the years ended December 31
($ millions, except where indicated)	2012	2011	2012	2011
Financial Data
Revenue	$ 4,189	$3,761	$ 14,547	$ 14,236
Net earnings/(loss)[1]	(3,062)	959	(665)	4,484
Per share (“EPS”)[2]	(3.06)	0.96	(0.66)	4.49
Adjusted net earnings[3]	1,108	1,166	3,827	4,666
Per share (“adjusted EPS”)[2,3]	1.11	1.17	3.82	4.67
EBITDA[3]	(4,023)	1,998	987	8,376
Adjusted EBITDA[3]	2,173	2,210	7,457	8,611
Total consolidated project capital expenditures	697	663	2,616	2,275
Total capital expenditures - expansion, sustaining and mine development	1000	652	3,206	2,316
Operating cash flow	1,672	1,224	5,439	5,315
Adjusted operating cash flow[3]	1,752	1,299	5,156	5,680
Adjusted operating cash flow before working capital changes[3]	1,696	1,405	5,392	5,819
Free cash flow[3]	($66)	$68	($838)	$1,082
Adjusted return on equity[3]	19%	20%	17%	22%

Operating Data

Gold
Gold produced (000s ounces)[4]	2,019	1,814	7,421	7,676
Gold sold (000s ounces)	2,027	1,865	7,292	7,550
Realized price ($ per ounce)[3]	$ 1,714	$ 1,664	$ 1,669	$ 1,578
Total cash costs ($ per ounce)[3]	$ 584	$ 505	$ 584	$ 460
All-in sustaining cash costs ($ per ounce)[3]	$ 972	$ 826	$ 945	$ 752

Copper
Copper produced (millions of pounds)	130	143	468	451
Copper sold (millions of pounds)	154	135	472	444
Realized price ($ per pound)[3]	$ 3.54	$ 3.69	$ 3.57	$ 3.82
C1 cash costs ($ per pound)[3]	$ 2.07	$ 1.96	$ 2.17	$ 1.71
[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA, adjusted operating cash flow, adjusted operating cash flow before working capital changes, free cash flow, adjusted return on equity, realized price, total cash costs, all-in sustaining cash costs and C1 cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 60 - 67 of this MD&A.

[4]	We sold our 20.4% investment in Highland Gold with an effective date of April 26, 2012. Production includes our equity share of gold production at Highland Gold up to that date.

Key Highlights:

•

Net losses for 2012 were $665 million, compared to net earnings in the prior year of $4.5 billion. The decrease reflects the impact of impairment charges of $4.4 billion (net of tax effects), which includes $3.8 billion in after-tax impairment charges attributable to our copper business, primarily due to asset impairment charges at Lumwana, higher gold and copper cost of sales, lower gold sales volumes and lower realized copper prices, partially offset by higher realized gold prices and higher copper sales volumes as well as lower income tax expense. Adjusted net earnings for 2012 were $3,827 million, down 18% over the prior year. The decrease primarily reflects higher gold and copper cost of sales, lower gold sales volumes and lower realized copper prices, partially offset by higher realized gold prices, higher copper sales volumes and lower income tax expense.

BARRICK YEAR-END 2012	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Gold production for 2012 was 7.4 million ounces, down slightly from the prior year, due to lower production in South America, Australia Pacific and ABG, partially offset by increased production in North America. Total cash costs for 2012 were $584 per ounce, up 27% over the prior year. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs, as well as the impact of lower production levels in South America, our lowest cost producer, which resulted in higher consolidated unit production costs.

•

Copper production for 2012 was 468 million pounds, up 4% over the prior year, primarily due to the inclusion of a full year production from Lumwana, compared to only seven months in the comparable prior year period, partially offset by lower production at Zaldívar. Copper C1 cash costs for 2012 were $2.17 per pound, up 27% over the prior year. The increase reflects higher unit production costs at Lumwana.

•

Significant adjusting items (net of tax effects) in 2012 include: impairment charges of $4.4 billion, which includes $3.8 billion in after-tax impairment charges attributable to our copper business, primarily due to asset impairment charges at Lumwana - refer to discussion about Lumwana in the Key Business Developments section of this MD&A on page 20 for further details; asset impairment charges on various properties in our oil & gas business unit ($155 million); asset impairment charges on an exploration property in Papua New Guinea ($141 million); write-down of our investment in Reko Diq ($120 million - refer to the discussion regarding Reko Diq on page 22 of this MD&A for more information); and a write-down of our investment in Highland Gold ($84 million), partially offset by $83 million in tax adjustments not related to current period earnings and $37 million in unrealized gains on non-hedge derivative instruments.

•

Operating cash flow for 2012 was $5,439 million, up 2% over the prior year. The increase in operating cash flow primarily reflects a decrease in income tax payments of $509 million, $385 million in net proceeds related to the settlement of a portion of our Australian dollar hedge positions and a decrease in net working capital outflows, partially offset by lower net earnings. Adjusted operating cash flow for 2012 was $5,156 million, down 9% over the prior year. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the Australian dollar hedge settlement and non-recurring tax payments of $52 million.

•

Capital expenditures were $6,369 million, up 28% over the prior year. Capital expenditures attributable to Barrick for 2012 were $5,994 million, up 30% over the prior year. The increase reflects higher project capital expenditures and an increase in minesite expansion and mine development expenditures.

•	Free cash flow for 2012 decreased by $1,920 million over the prior year, primarily reflecting lower adjusted operating cash flow and higher capital expenditures.
•

In first quarter 2012, our Board of Directors authorized a quarterly dividend of 20 cents per share, which equates to 80 cents per share on an annualized basis and represents a 33% increase from the previous quarterly dividend of 15 cents per share. Over the last six years, Barrick has had a consistent track record of returning capital to shareholders, increasing its dividends by more than 260%. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile.

BARRICK YEAR-END 2012	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Lumwana

We have prepared a new life-of-mine (LOM) plan for Lumwana, which reflects information obtained from the exploration and infill drilling program that was completed late in the fourth quarter of 2012. The purpose of the drilling program was to better define the limits of mineralization and develop an updated, more comprehensive block model of the ore body for mine planning purposes. After this drilling was completed, the ore body did not meet our economic expectations. While the drilling increased reserves and defined significant additional mineralization, some at higher grades, much of it was deep and would require a significant amount of waste stripping, which makes it uneconomic based on our expected operating costs and current market copper prices. At higher copper prices, however, much of this copper will be economic and come into reserves and resources.

The new LOM plan also reflects revised operating and sustaining capital costs after results of the drill program were incorporated into a new block model for the life-of-mine plan. The revised LOM cost estimates - under present copper price assumptions - reduced expected copper production and, in turn, profitability over the mine life. As a result, we have recorded an after-tax asset impairment charge of $3.0 billion for Lumwana in the fourth quarter. We also recorded a goodwill impairment of $0.8 billion for the copper business unit for a total charge of $3.8 billion. We continue to progress a number of key initiatives to lower costs, including improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve mining costs, and/or copper prices increase, the expansion opportunity to increase the throughput capacity of the processing plant does not meet our investment criteria. The Company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment. We will not invest capital simply to increase production.

Pascua-Lama

Pascua-Lama is a world-class resource with nearly 18 million ounces of proven and probable gold reserves, 676 million ounces of silver contained within the gold reserves, and a mine life of 25 years. It is expected to produce an average of 800,000-850,000 ounces of gold and 35 million ounces of silver in its first full five years of operation at all-in sustaining cash costs of $50-$200 per ounce1 and total cash costs of $0 to negative $150 per ounce1. Including depreciation of mine construction capital, costs are expected to be $550-$700 per ounce2.

During the fourth quarter, the cost estimate and schedule for the project was finalized. Expected total mine construction capital remains unchanged in the range of $8.0 to $8.5 billion, and includes a contingency of 15-20 percent of remaining capital. First gold production continues to be targeted for the second half of 2014. Incentives for both Fluor and Techint, our Engineering, Procurement, and Construction Management (“EPCM”) partners, are based on the completion of the project in line with this estimate and schedule.

As of December 31, 2012, approximately $4.2 billion had been spent and construction was approximately 40 percent complete, largely in line with plan. The four kilometer long tunnel which conveys the ore from Chile to Argentina was approximately 70 percent complete. Construction of the primary crusher in Chile commenced in January 2013 and in Argentina, construction of the process plant facility advanced with approximately 60 percent of structural steel erected.

In September and October 2012, two constitutional rights protection actions were filed in Chile by representatives of an indigenous community and certain other individuals, seeking the suspension of construction of the Chilean portion of the Pascua-Lama project due to alleged non-compliance with the requirements of the project’s Chilean environmental approval. Both cases have been admitted for review by the Court, with the first action proceeding towards a hearing. We intend to vigorously defend these actions.

During the fourth quarter of 2012, considerably stronger than normal winds contributed to increased dust in the open pit area. We immediately voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Subsequently, regulatory authorities in Chile issued an order to suspend pre-stripping until such dust-related concerns are addressed. The project is strengthening dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a dust monitoring

[1]

Based on first full five year average gold, silver and WTI oil price assumptions of $1,700/oz, $30/oz and $90/bbl, respectively, and assuming a Chilean peso assumption of 475:1. Does not include escalation for future inflation.

[2]	Based on first full five year average and includes mine construction capital of $8-$8.5 billion.

BARRICK YEAR-END 2012	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

system. Restrictions may also be placed on the project due to the need to repair and improve certain aspects of the water management system in Chile.

Pre-stripping is unlikely to recommence until matters related to dust and water management are resolved. To date, the suspension of pre-stripping has not altered our target of first production in the second half of 2014. However, the outcomes of the regulatory processes, and of constitutional rights protection actions, are uncertain. We will continue to assess the potential for impacts on the timing of first gold production.

Pueblo Viejo

In the fourth quarter, pre-commercial production from the new Pueblo Viejo mine was 65,000 ounces (Barrick’s 60 percent share), while plant commissioning advanced. In January 2013, the mine achieved commercial production. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are expected to be completed on the remaining three autoclaves in the first half of 2013. For 2013, Barrick’s share of production from Pueblo Viejo is anticipated to be 500,000-650,000 ounces at all-in sustaining cash costs of $525-$575 per ounce3 and total cash cost of $375-$425 per ounce3. The mine is expected to ramp up to full capacity in the second half of the year. Barrick’s share of average annual gold production in the first full five years of operation is anticipated to be 625,000-675,000 ounces at all-in sustaining cash costs of $500-$600 per ounce4, total cash costs of $300-$350 per ounce3. Including depreciation of mine construction capital, costs are expected to be $650-$750 per ounce5. A 215 MW dual fuel power plant at an estimated cost of approximately $180 million (Barrick’s 60 percent share) is expected to commence operations in 2013 utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas.

Certain members of the Dominican Republic (“DR”) congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including royalties, taxes, in addition to the other benefits such as employment and purchasing of goods and services, was approved by Congress in 2009 and

[3]	Actual results will vary depending on how the ramp-up progresses.
[4]	Based on first full five year average and gold and WTI oil price assumptions of $1,700/oz and $90/bbl, respectively. Does not include escalation for future inflation.
[5]	Based on first full five year average and includes mine construction capital of $3.7 billion.

cannot be unilaterally altered. However, the Company, while reserving its rights under the SLA, has engaged in dialogue with representatives of the government with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact the overall economics.

Jabal Sayid

Construction of the processing infrastructure for the Jabal Sayid copper mine in Saudi Arabia was completed in third quarter 2012, but commissioning was delayed when the company received notification from the HCIS ministry that the mine site was not in compliance with the recently introduced safety and security standards. Following receipt of the notification, all explosives were removed from the site and a dedicated EPCM team has been working towards, and making progress towards, achieving full compliance with these standards in a process that is expected to take until 2014 and cost approximately $100 million. In the meantime, the number of employees at site has been reduced to minimize holding costs and management is using 2013 to complete a hauling/hoisting optimization study with the goal of improving LOM cash flow from the mine when it comes into production in 2014.

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100-130 million pounds at C1 cash costs of $1.50 -$1.70 per pound6 in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (DMMR), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. In December 2012, DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and, in January 2013, required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of DMMR, including through the provision of additional guarantees and undertakings, and stated its firm desire to fully satisfy any related requirements of DMMR.

[6]	Does not include escalation for future inflation.

BARRICK YEAR-END 2012	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reko Diq

In fourth quarter 2012, we recorded a write-down of $120 million related to our investment in Tethyan Copper Company (“TCC”), which holds our interest in the Reko Diq project, due to political, legal, and regulatory uncertainties, particularly in regard to Pakistan and the Province of Balochistan. This write-down has been taken without prejudice to the legal remedies that may be obtained through the ongoing arbitration proceedings brought by TCC against the Government of Pakistan with the International Centre for Settlement of Investment Disputes asserting breaches of the Bilateral Investment Treaty between Australia (where TCC is incorporated) and Pakistan, and another against the Province of Balochistan with the International Chamber of Commerce asserting breaches of the joint venture agreement between TCC and Balochistan.

Other developments

In January 2013, we confirmed that we have commenced a process to potentially divest Barrick Energy as part of our ongoing global portfolio optimization in accordance with our disciplined capital allocation framework.

In January 2013, we also announced that we are no longer in discussions with China National Gold regarding the possible sale of our 73.9% equity interest in ABG.

Outlook for 2013

2013 Guidance Summary

	2012 Actual	2013 Guidance
Gold production and costs
Production (millions of ounces)[1]	7.4	7.0 - 7.4
Cost of sales[2]	6,210	6,700 - 7,000
Gold unit production costs
All-in sustaining cash costs ($ per ounce) [3]	945	1,000 - 1,100
Total cash costs ($ per ounce)[4]	584	610 - 660
Depreciation ($ per ounce)[5]	191	210 - 220
Copper production and costs
Production (millions of pounds)	468	480 - 540
Cost of sales[6]	1,279	1,200 - 1,400
Copper unit production costs
C1 cash costs ($ per pound)	2.17	2.10 - 2.30
Depreciation ($ per pound)	0.46	0.30 - 0.40
C3 fully allocated costs ($ per pound)	2.97	2.60 - 2.85
Exploration and evaluation expense	429	280 - 300
Exploration	293	220 - 230
Evaluation	136	60 - 70
Corporate administration	195	160 - 180
Other Expense[7]	633	420 - 440
Finance costs	177	425 - 450
Capitalized interest	547	380 - 400
Capital expenditures:
Minesite sustaining	1,281	1,000 - 1,100
Mine development	1,071	1,200 - 1,300
Minesite expansion	612	800 - 900
Projects - initial capital	2,353	2,400 - 2,600
Projects - infrastructure	130	300 - 400
Total capital expenditures	5,447	5,700 - 6,300
Effective income tax rate	32%	30%
Key Assumptions
Gold Price ($/ounce)		$1,700
Copper Price ($/pound)		$3.50
Silver Price ($/ounce)		$32
Oil Price ($/barrel)		$90
AUD Exchange Rate		$1.00
CLP Exchange Rate		475

[1]	Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%) and Pueblo Viejo (60%).
[2]

Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the non-controlling equity interests in ABG and Pueblo Viejo. Cost of sales guidance does not include proceeds from by-product metal sales or the net contribution from Barrick Energy, whereas guidance for total cash costs does reflect these items.

[3]

Beginning in 2013, we are adopting an all-in sustaining cash costs measure that better reflects the full cost of producing gold from our current operations (see page 62 of this MD&A for further details).

[4]

2013E total cash costs reflects an amendment to our accounting policy on production phase stripping costs as a result of the implementation of IFRIC 20 (see page 54 of the MD&A for further details.) The implementation of IFRIC 20 will result in an increase in the amount of stripping costs that are capitalized (as mine development) and a corresponding decrease in total cash costs. Our 2012 total cash costs, restated for the change in accounting policy, are estimated to be about $560 per ounce and mine development expenditures were higher by about $430 million. Total cash costs includes expected

BARRICK YEAR-END 2012	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

proceeds of approximately $306 million (2012: $140 million) from the sale of by-product metals and the net contribution of approximately $105 million from Barrick Energy (2012: $90 million).
[5]	Includes depreciation expense related to Barrick Energy.
[6]	Cost of sales applicable to copper includes depreciation expense.
[7]

Other expense includes RBU segment administration costs of $180-$200 million (2012: $222 million). Other expense is expected to be lower in 2013 as 2012 costs include adjusted items of approximately $118 million in adjusting items that we excluded from our definition of adjusted net earnings, primarily due to amounts attributable to foreign currency translation losses on working capital balances and the effect of discount rate changes on environmental provisions at closed sites.

2013 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates, which could occur because of changing mining rates, ore dilution, varying metallurgical and other ore characteristics, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors may also cause actual production to vary from guidance, including litigation, regulatory and political risk, the regulatory environment and the impact of global economic conditions. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, geotechnical and unexpected civil disturbances, labor shortages or strikes.

We expect 2013 gold production to be about 7.0 to 7.4 million ounces. Our gold production mix is expected to change as a result of higher production in North America, which is offset by lower production in South America. The production mix within North America is also expected to change due to the ramp-up of Pueblo Viejo to full production in the second half of 2013, partially offset by reduced production from Goldstrike and Cortez. At Goldstrike, lower production is attributable to lower grade and lower tons processed, primarily due to reduced autoclave capacity due to construction activity related to the thiosulfate project (refer to page 39 for further details regarding this project). At Cortez, lower production is expected due to lower average head grades and a change in the mix of ore processed to more heap leach tons, which have lower recovery rates.

South American production is expected to be lower than 2012 levels, primarily due to lower production at Veladero and Lagunas Norte. At Veladero, lower production is a result of mining less ore tons at lower average grades and an increase in waste tons mined as a result of a higher stripping ratio in 2013. At Lagunas Norte, lower production is due to lower average ore grades and lower expected recovery rates as a result of the mining of a higher percentage of sulfide ore. Production at Australia Pacific is expected to be consistent with 2012 levels and production at ABG is expected to be slightly lower than 2012, primarily due to lower than expected ore tons mined at Bulyanhulu combined with the expected closure of Tulawaka in the second quarter.

Copper production is expected to increase from 468 million pounds in 2012 to about 480 to 540 million pounds in 2013, due to higher production from Lumwana. Higher production at Lumwana is expected as a result of the processing of more tons at higher average ore grades. The increase in tons processed reflects higher plant throughput in 2013 as a result of a larger fleet and improved utilization and availability of equipment. Production at Zaldívar is expected to remain at levels similar to 2012.

Revenues

Revenues include consolidated sales of gold, copper, oil and metal by-products. Revenues from oil and metal by-products are reflected in our guidance for total cash costs. Revenues from gold and copper reported in 2013 will reflect the sale of production at market gold and copper prices and the impact of our copper collar contracts, where we have put in place floor protection on approximately 50% of our expected copper production in 2013 at an average floor price of $3.50 per pound. In addition, we have sold an equal amount of call options at an average price of $4.25 per pound. Barrick does not provide guidance on 2013 gold and copper prices, but we have assumed a gold price of $1,700 per ounce and a copper price of $3.50 per pound for the purpose of preparing our internal plans.

Cost of Sales, Total Cash Costs and All-in Sustaining Cash Costs

We prepare estimates of cost of sales, total cash costs and all-in sustaining cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, total cash costs and all-in sustaining cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to

BARRICK YEAR-END 2012	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

mitigate, where possible, the effect they have on our operating results.

Cost of sales applicable to gold is expected to be in the range of $6.7 to $7.0 billion, compared to $6.2 billion in 2012. The increase is primarily due to the commencement of operations at Pueblo Viejo, combined with higher direct mining costs, particularly higher labor, power, energy, maintenance and consumable costs, due to an increase in total tons mined and processed in 2013 compared to the prior year.

Total cash costs are expected to be in the range of $610 to $660 per ounce, up from $584 per ounce in 2012. The increase in total cash costs is primarily due to the impact of an increase in tons mined and processed in order to offset the impact of lower ore grades on production levels, particularly in North America and South America. Higher tonnage production in 2013 requires increased amounts of labor, power, energy and maintenance and consumables compared to the prior year. Other cost pressures include the increase in our effective Australian dollar hedge rates from 2012 to 2013.

Beginning in 2013, we are adopting an all-in sustaining cash costs measure that better reflects the full cost of producing gold from our current operations. All-in sustaining cash costs are expected to be in the range of $1,000 - $1,100 per ounce for gold, up from $945 per ounce in 2012. The increase principally reflects the increase in total cash costs per ounce sold from $584 per ounce to our expected range of $610 - $660 per ounce. For comparison purposes, we have provided our all-in sustaining cash costs figure for 2012 in the table below:

($ per ounce)
For the year ended December 31	2012
Total cash costs	$584
Minesite sustaining capital expenditures	155
Mine development expenditures	114
Corporate administration applicable to gold segments	51
Exploration and evaluation	21
Environmental rehabilitation costs	20
All-in sustaining cash costs	$945

Cost of sales applicable to copper is expected to be in the range of $1,200 to $1,400 million, compared to $1,279 million in the prior year. The increase primarily reflects the increase in expected production levels. C1 cash costs are expected to be in the range of $2.10 to $2.30 per pound for copper, as compared to C1 cash costs of $2.17 per pound in 2012. C3 cash costs are expected to be in the range of $2.60 - $2.85 as compared to C3 costs of $2.97 per pound in 2012.

Exploration and Evaluation

We expect to expense approximately $280 to $300 million of Exploration and Evaluation (E&E) expenditures in 2013. Costs primarily reflect ongoing programs at Cortez, Cerro Casale, Veladero, and Jabal Sayid.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect higher finance costs in 2013, primarily due to lower capitalized interest at Pueblo Viejo following commencement of commercial production in 2013, and at Lumwana as a result of the deferral of the expansion plan.

Capital Expenditures

Total capital expenditures for 2013 are expected to be in the range of $5.7 to $6.3 billion, compared to $5.4 billion in 2012. The expected increase is primarily related to an amendment to our accounting policy on production phase stripping costs as a result of the implementation of IFRIC 20 in 2013. The adoption of IFRIC 20 will result in an increase in capitalized stripping costs (2012: estimated to be about $430 million). In addition, capital expenditures were about $300 million less than expected in 2012 due to timing delays with respect to the completion of certain projects and initiatives, which have resulted in a shift in the outlays into 2013. Excluding the impact of the change in accounting policy and the timing impact of the deferral of some 2012 expenditures, expected capital expenditures in 2013 are in line with our budgeted 2012 levels. Increases in project expenditures and mine expansion expenditures are expected to be offset by a decrease in sustaining expenditures, which reflects our ongoing cost reduction efforts.

Minesite Sustaining

Sustaining capital expenditures are expected to decrease from 2012 expenditure levels of $1,281 million to about $1,000 to $1,100 million, mainly due to the completion of various projects in North America in 2012 related to infrastructure and tailings facility construction, mainly at Cortez, partially offset by the inclusion of a full year of sustaining capital expenditures at Pueblo Viejo.

Mine development

Mine development capital expenditures include capitalized waste stripping costs at our open pit mines, underground mine development and exploration and evaluation expenditures that meet our criteria for capitalization. In 2013, mine development expenditures are expected to be in the range of $1,200 million to

BARRICK YEAR-END 2012	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

$1,300 million, up from $1,071 million in 2012. This increase is primarily due to the change in our accounting policy on production phase stripping costs. Capitalized stripping and underground development expenditures in 2013 are largely attributable to significant waste stripping activity at Bald Mountain, Cortez, Goldstrike, Porgera, Veladero and Cowal.

Minesite Expansion

The expected increase in expansion capital relates to various projects to increase production compared to current LOM levels at Goldstrike and Turquoise Ridge in North America, Lagunas Norte in South America and at ABG’s Bulyanhulu mine. Minesite expansion expenditures also include capitalized expenditures related to the Goldrush project that were expensed in 2012.

Project Capital Expenditures

($ millions)	2012 Actual	2013 Guidance
Projects - initial capital
Pascua-Lama	$1,809	$2,200 - $2,400
Pueblo Viejo (60% basis)	367	~$40
Cerro Casale (75% basis)	32	~$20
Jabal Sayid	145	~100
	$2,353	$2,400 - $2,600
Projects - infrastructure
Pascua-Lama	$8	$250 - $325
Pueblo Viejo (60% basis)	122	$50 - $75
	$130	$300 - $400

Projects - Initial Capital

Projects - initial capital expenditures reflect capital expenditures related to the initial construction of the project. The initial capital reflects the amounts included in our estimate of initial construction costs that we provide external guidance on. It reflects all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2013 we expect our share of initial capital costs on our projects to be in the range of $2,400 to $2,600 million, in line with capital costs of $2,353 million in 2012. This reflects an increase in the construction activity at Pascua-Lama, partly offset by lower project capital expenditures at Pueblo Viejo following the commencement of commercial production in early 2013.

Projects - Infrastructure

Projects - infrastructure capital expenditures reflect expenditures on mine site infrastructure that were not included in the initial construction budget of the project. These expenditures are not necessary to achieve initial commercial production but are required to support the long-term sustainability of the operation. In 2013, these expenditures include the completion of the dual fuel power plant at Pueblo Viejo, as well as expenditures at Pascua-Lama related to the second primary crusher and other site infrastructure. The Pascua-Lama expenditures were originally expected to be incurred after the start-up of commercial production, but have now been advanced in order to take advantage of construction synergies.

Income Taxes

Our underlying expected effective tax rate of 30% excludes the impact of currency translation gains/losses and changes in the recognition of deferred tax assets.

Based on our current outlook assumptions, cash tax payments in 2013 are expected to be consistent with 2012. Cash tax payments in 2013 are expected to be the highest in the second quarter due to the settlement of some 2012 liabilities and operating cash flow will be reduced accordingly.

BARRICK YEAR-END 2012	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2013 Guidance Assumption		Hypothetical Change	Impact on Total Cash Costs	Impact on EBITDA (millions)
Gold revenue	$1,700/oz	[1]	$50/oz	n/a	$350 - $370
Copper revenue[2]	$3.50/lb	[1]	+ $0.25/lb	n/a	$120 - $130
	$3.50/lb	[1]	- $0.25/lb	n/a	$60 - $70
Gold total cash costs
Gold price effect on royalties	$1,700/oz		$50/oz	$1.30/oz	$10
WTI crude oil price[3]	$90/bbl		$10/bbl	$1.25/oz	$9
Australian dollar exchange rate[3]	1 : 1		10%	$11/oz	$80
Copper C1 cash costs
WTI crude oil price[3]	$90/bbl		$10/bbl	$-	$1
Chilean peso exchange rate[3]	475 : 1		10%	$-	$-

[1]	We have assumed a gold price of $1,700 per ounce and copper price of $3.50/lb, which are in line with current market prices.
[2]

Utilizing option collar strategies, the Company has protected the downside on approximately 50 percent of its expected 2013 copper production at an average price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound.

[3]	Due to hedging activities we are largely protected against changes in these factors.

Exploration and Mineral Reserves and Mineral Resources Update7

Exploration

Barrick’s exploration strategy is aligned with its business objectives. It involves having a balanced approach to increasing profitable production through acquisitions, project development and new discoveries. It employs a three-fold approach:

1.	Looking for the next flagship deposit - we have a measured and disciplined approach to monitoring and exploring for flagship deposits with the potential to materially grow our production profile;
2.

Replacing and adding resources at existing operations and development projects - we add value by aggressively exploring around our existing operations where we can quickly monetize the ounces we find; and

3.	Working closely with Corporate Development - to help identify the best assets with early opportunity and upside potential.

The 2013 exploration budget guidance is $400 to $4408 million, of which approximately 45 percent will be capitalized. While this represents a reduction from 2012, it is focused on quality, priority projects and is in line with our disciplined capital allocation approach. It is still a substantial budget and supports a strong pipeline of

[7]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142 to 147 of this Financial Report.
[8]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

projects, and is weighted towards near-term resource additions and conversion at our existing mines where we believe there is excellent potential to make new discoveries and to expand reserves and resources. The budget also provides support for earlier stage exploration in our operating districts and a smaller percentage of the budget is directed at emerging areas in order to generate quality projects for future years. North America will be allocated approximately 50 percent of the budget, the majority of which is targeted for Nevada. Australia Pacific will receive about 18 percent of the budget, copper will be allocated about 16 percent and South America about 14 percent, with the balance going to ABG.

BARRICK YEAR-END 2012	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our key exploration efforts in 2013 are focused on Goldrush and the Cortez District, which are described below in further detail.

Goldrush and Cortez District

In Nevada, drilling in 2012 doubled and upgraded the resource base at Goldrush. The updated measured and indicated resource of 8.4 million ounces represents more than a 500 percent increase from 2011. Additionally, there are 5.7 million ounces in the inferred category. The footprint of the deposit has more than doubled to greater than seven kilometers, and the system still remains open in multiple directions. As this project advances through prefeasibility, a number of development options are being considered, including open pit mining, underground mining, or a combination of both. In addition, shallow mineralization has been encountered to the west, and high grade mineralization has been encountered to the north, which provides flexibility on mining and development options.

The greater Cortez area contains substantial district-scale opportunities, including a new parallel exploration trend identified to the west of Goldrush, and the northern, eastern and southern extensions of the Goldrush system. Exploration drilling programs will be focused on growing and upgrading the resource base, delineating the extent of the system and exploring the potential for extensions to the north and south. In addition, the potential of the newly identified parallel trend to the west will be assessed. A scoping study has been recently completed, and a prefeasibility study is underway parallel with continuing exploration work and technical studies. This district is a cornerstone of Barrick’s current and future success and is located in a mining area well provided with significant infrastructure and expertise.

Mineral Reserves and Mineral Resources update 9

We replaced proven and probable gold reserves for the seventh straight year to an industry-leading 140.2 million ounces10 at the end of 2012, based on a $1,50011 per

[9]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142 to 147 of this Financial Report.
[10]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142 to 147 of Barrick’s 2012 Year-End Report.

[11]	Reserves at Round Mountain have been calculated using a long-term average gold price of $1,200 per ounce.

ounce gold price. The increase primarily reflects reserve additions at Cortez, Granny Smith, Goldstrike, Cowal and Turquoise Ridge partially offset by a decrease in Ruby Hill, North Mara and Pierina. Contained silver within reported gold reserves is 1 billion ounces.

Measured and indicated gold mineral resources increased by 3% to 83.0 million ounces and inferred gold mineral resources decreased by 11% to 35.6 million ounces based on an assumed gold price of $1,650 per ounce.

Proven and probable copper reserves increased by 1.2 billion pounds to 13.9 billion pounds, based on a $3.00 per pound copper price. Measured and indicated copper resources decreased by 33% to 10.3 billion pounds and inferred copper resources decreased by 97% to 0.5 billion pounds based on a $3.50 per pound copper price, due to the exclusion of Reko Diq from our 2012 resources.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes many years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

BARRICK YEAR-END 2012	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management Approach

We believe that an enterprise-wide approach to risk management allows us to efficiently and effectively consolidate risks so that they can be prioritized and addressed at the appropriate level with optimal resources. Consequently, we have established an enterprise risk management (“ERM”) process for identifying, evaluating and managing company-wide risks. While risk is an inherent component of our business, we believe that effective risk management can enhance our ability to deliver on our overall vision and meet our strategic objectives. The key objectives of our ERM program are:

•	Adopt appropriate processes to identify and effectively manage risk company-wide;
•	Ensure that leadership at all levels of the organization understand their risks;
•	Facilitate the integration of mitigation strategies for the top priority risks into the company strategy and business plans; and
•	Provide regular updates on the mitigation strategies for the top priority enterprise risks to the senior leadership team (“SLT”).

We have provided a description of some of the key risks facing the Company throughout this MD&A. For a complete discussion of the most significant risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The prices of gold and copper are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility remained high in 2012, with the price ranging from $1,527 per ounce to $1,796 per ounce. The average market price for the year of $1,669 per ounce was an all-time record high and represented an increase of 6% over 2011. Gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. In particular, the current monetary policies of the US Federal Reserve have a significant impact on the price of gold. In 2012, it announced that it would purchase $40 billion per month of agency mortgage-backed securities and $45 billion per month of longer-term Treasury securities in order to support a stronger economic recovery until the outlook for the labor market improves substantially. The continuing uncertain macroeconomic environment and loose monetary policies, together with the limited choice of alternative safe haven investments, is supportive of continued strong investment demand. Throughout 2012, we have continued to see increased interest in holding gold as an investment. This was evidenced by the growth in Exchange Traded Funds (“ETFs”), which increased by 10 million ounces to a total of 89 million ounces, as well as the worldwide demand for physical gold in forms such as bars and coins. Physical demand for gold for jewelry and other uses also remains a significant driver of the overall gold market. A continuation of these trends is supportive of higher gold prices.

Source: UBS

BARRICK YEAR-END 2012	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Source: Thomson Reuters GFMS

Gold prices also continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to slow the pace of new production in future years.

In the third year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2012, the signatory members sold 6 tonnes of gold, or less than 2% of the maximum agreed amount. In addition, for the third consecutive year, global central banks were net buyers of gold in 2012, with the central banks of Turkey, Russia, the Philippines, Kazakhstan, Brazil, Mexico and South Korea, among others, adding to their gold reserves.

Source: World Gold Council and Thomson Reuters GFMS

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA quota, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

Source: World Gold Council

During 2012, London Metals Exchange (“LME”) copper prices traded in a range of $3.27 to $3.98 per pound, averaged $3.61 per pound, and closed the year at $3.59 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. In addition, there has been significant investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Utilizing option collar strategies, including positions added subsequent to year end, the Company has protected the downside on approximately 50% of our expected 2013 copper production at an average floor price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound. Our realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per

BARRICK YEAR-END 2012	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

Silver

Silver traded in a wide range of $26.16 per ounce to $37.48 per ounce in 2012, averaged $31.15 per ounce and closed the year at $29.95 per ounce. The physical silver market is currently in surplus, but investor interest continues to be price supportive and continuing global economic growth is expected to improve industrial demand.

Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs. Silver prices do have a significant impact on the estimated fair value and the overall economics (including the estimated rate of return we expect to earn on our invested capital) for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million ounces of silver per annum.

In 2009, we entered into a transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby we sold 25% of the life of mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton has made up-front payments totaling $625 million. Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.

Utilizing option collar strategies, we have hedge protection on a total of 65 million ounces of expected silver production from 2013 to 2018, inclusive, with an average floor price of $23 per ounce and an average ceiling price of $53 per ounce. We have paid a net premium of approximately $0.60 per ounce for these strategies.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar : US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and Chilean mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. Australia, Canada and Chile each continue to emerge from the global economic crisis better than many other OECD countries. As a result, the Australian dollar, Canadian dollar and Chilean peso traded at historically strong levels during the year against the currencies of larger developed economies, including the US dollar and Euro. In 2012, the Australian dollar traded in a range of $0.96 to $1.09 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.96 to $1.04 and CLP467 to CLP523, respectively.

About 60% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Our currency hedge position has provided benefits to us in the form of

BARRICK YEAR-END 2012	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2012 - $336 million; 2011 - $344 million; and 2010 - $145 million. As a result of the gains from our currency hedging program, total cash costs were reduced by $46 per ounce in 2012. Also for 2012, we recorded currency hedge gains in our corporate administration costs of $20 million (2011 - $24 million and 2010 - $33 million) and capitalized additional currency hedge gains of $13 million (2011 - $64 million and 2010 - $13 million).

Our average hedge rates vary depending on when the contracts were put in place. We have hedged AUD $340 million, CAD $424 million and CLP 356 billion in 2013 for expected Australian, Canadian and Chilean operating costs, including sustaining and eligible project capital expenditures and Canadian corporate administrative costs at average rates of $0.96, $1.02 and 514, respectively. During 2012, with the Australian dollar trading at historically elevated levels against the US dollar, and based on our currency outlook, the Company opportunistically unwound approximately AUD $2.6 billion of our Australian dollar hedges at an average spot rate of 1.05. We realized net cash proceeds of approximately $0.5 billion upon the settlement of these contracts. The corresponding accounting gains are recognized in the consolidated statement of income based on the original hedge contract maturity dates, which range until 2014, with remaining locked-in gains of approximately $280 million and $109 million, positively impacting our total reported cash costs in 2013 and 2014, respectively. However, we now have greater exposure to fluctuations in the price of the Australian dollar, which will have a negative impact on our reported total cash costs should the Australian dollar strengthen and a positive impact should the Australian dollar weaken. For 2013, every $0.01 movement in the Australian dollar will have an impact of approximately $2 per ounce on our consolidated total cash costs. Assuming December 31, 2012 market exchange rate curves and year-end spot price levels of AUD $1.04 against the US dollar and $0.99 and CLP479 for the US dollar against the Canadian dollar and Chilean peso, respectively, we expect to record gains of approximately $270 million against operating costs in 2013, primarily related to previously unwound Australian dollar hedges, or about $37 per ounce based on total forecasted 2013 production. Additionally, we expect to record gains of approximately $15 million against administrative costs, $25 million against capital expenditures and a further $30 million of non-hedge gains. Beyond 2013, we have hedge protection in place for about AUD $1.5 billion at an average rate of $0.92 and about CLP 356 billion at an average rate of 510 between 2014 and 2016. Further information on our currency hedge positions is included in note 23 to the consolidated financial statements.

AUD Currency Contracts
	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized OCI [1] (USD millions)
2013	340	0.96	19%	24%	280
2014	338	0.92	18%	23%	109
2015	707	0.92	42%	51%	-
2016	480	0.90	30%	37%	-

CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2013	424	1.02	89%	100%
2014	96	1.00	19%	22%

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2013	356,175	514	100%	100%
2014	287,016	509	84%	100%
2015	78,000	513	29%	43%

[1]	$280 million will be recognized in earnings in 2013 and $109 million in 2014.
[2]	Includes all forecasted operating, administrative, sustaining and eligible project capital expenditures.
[3]	Includes $208 million CAD contracts with a cap and floor of $1.00 and $1.08, respectively.
[4]

Includes CLP 383,558 million collar contracts that are an economic hedge of operating, administrative and capital expenditures at various South American sites and at our Pascua-Lama project with a cap and floor of 514 and 572, respectively.

BARRICK YEAR-END 2012	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fuel

For 2012, the price of West Texas Intermediate (“WTI”) crude oil traded between $77 and $111 per barrel, averaged $94 per barrel and closed the year at $92 per barrel. Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in the price of oil during the year.

On average we consume approximately 5 million barrels of diesel fuel annually across all our operating mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to oil prices. We currently have financial contracts in place totaling 4.8 million barrels over the next three years, representing approximately 30% of our total estimated direct consumption. In 2012, we recorded hedge gains in earnings of $24 million on our fuel hedge positions (2011: $48 million gain and 2010: $26 million loss). Assuming market rates at the December 31, 2012 level of $92 per barrel, we expect to realize hedge gains of approximately $20 million in 2013 from our financial fuel contracts.

Financial Fuel Hedge Summary
	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2013	2,354	$91	41%
2014	1,500	95	28%
2015	960	92	21%
	4,814	$93	31%

[1]	Refers to contracts for a combination of WTI, BRENT and WTI-to-BRENT swaps. As a result, our average price on hedged barrels for 2013 - 2015 is $89 per barrel on a WTI-equivalent basis.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25% . The benchmark was kept at this level through 2012. In December 2012, the Federal Open Market Committee of the US Federal Reserve released a statement on monetary policy noting that the current

BARRICK YEAR-END 2012	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

0% to 0.25% range for the benchmark rate would remain appropriate at least as long as the US unemployment rate remains above 6.5%, projected inflation remains below 2.5% and longer-term inflation expectations continue to be well anchored. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.1 billion at December 31, 2012); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($2.3 billion at December 31, 2012). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK YEAR-END 2012	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue1

($ millions, except per ounce/pound data in dollars)

For the years ended December 31	2012	2011	2010
Gold
Revenue
000s oz sold	7,292	7,550	7,742
$ millions sold[2]	$ 12,564	$ 12,255	$ 9,722
Market price[3]	1,669	1,572	1,225
Realized price[3,4]	$ 1,669	$ 1,578	$ 1,228
Copper
Revenue
millions lbs sold	472	444	391
$ millions sold[2]	$ 1,689	$ 1,646	$ 1,277
Market price[3]	3.61	4.00	3.42
Realized price[3,4]	3.57	3.82	3.41
Oil & gas sales	153	177	123
Other metal sales	$ 141	$ 158	$ 135

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Represents revenues on a 100% consolidated basis.
[3]	Per ounce/pound weighted average.
[4]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 66 - 67 of this MD&A.

In 2012, gold and copper revenues totaled $12,564 million and $1,689 million, respectively, both up 3% compared to the prior year, primarily due to higher realized gold prices and higher copper sales volumes, partially offset by lower gold sales volumes and lower realized copper prices.

Realized gold prices of $1,669 per ounce in 2012 were up $91 per ounce, or 6%, compared to the prior year, reflecting the increase in market gold prices, which averaged $1,669 per ounce in 2012, compared to $1,572 per ounce in 2011. Realized copper prices were 7% lower than the prior year, primarily due a to 10% decrease in market copper prices.

Production Costs1

($ millions, except per ounce/pound data in dollars)

For the years ended December 31	2012	2011	2010
Cost of sales
Direct mining cost	$ 5,558	$ 4,486	$ 3,643
Depreciation	1,722	1,419	1,212
Royalty expense	374	335	276
Cost of sales - gold	6,210	5,169	4,610
Total cash costs[2,3]	584	460	409
All-in sustaining cash costs[2,3]	945	752	649
Cost of sales - copper	1,279	915	407
C1 cash costs[2,3]	$ 2.17	$ 1.71	$ 1.08

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Per ounce/pound weighted average.
[3]

Total cash cost, all-in sustaining cash costs, C1 cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 62 - 65 of this MD&A.

Cost of sales applicable to gold was $6.2 billion in 2012, up 20%, compared to the prior year. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs.

Total cash costs were $584 per ounce in 2012, up 27% compared to the $460 per ounce recorded in the prior year. The increase reflects the same factors impacting cost of sales applicable to gold, as well as the impact of lower production levels in South America, our lowest-cost RBU, which resulted in higher consolidated unit production costs. For the year, total cash costs per ounce were at the high end of our revised 2012 guidance range of $575 to $585 per ounce, mainly as a result of changes in our production mix.

Cost of sales applicable to copper was $1,279 million, including depreciation expense of $231 million in 2012, up 40% compared to the $915 million, including depreciation expense of $170 million, recorded in the prior year. The increase reflects the impact of including production from Lumwana beginning on June 1, 2011, and higher direct mining costs at Zaldívar, primarily due to higher power and sulfuric acid prices.

Copper C1 cash costs were $2.17 per pound in 2012, up 27% compared to $1.71 per pound in 2011 and within our most recent 2012 guidance range of $2.10 to $2.30 per pound. The increase reflects the higher direct production costs and the impact of including higher cost production from Lumwana for a full year in 2012.

BARRICK YEAR-END 2012	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration

($ millions)
For the years ended December 31	2012	2011	2010
Corporate administration expense	$ 195	$ 166	$ 156

Corporate administration costs were $195 million in 2012, up 17%, compared to the prior year.

Other Expense/Other Income

($ millions)
For the years ended December 31	2012	2011	2010
Operating segment administration[1]	$ 222	$ 201	$ 183
Corporate social responsibility	83	55	25
Changes in estimate of rehabilitation costs at closed mines	39	79	41
World Gold Council fees	14	9	16
Currency translation losses[2]	73	22	26
Pension and other post-retirement benefit expense	-	4	6
Severance and other restructuring costs	19	6	16
Equinox acquisition costs	-	39	-
Other expensed items	183	161	142
Total other expense	$ 633	$ 576	$ 455
Total other income	$ 69	$ 248	$ 116

[1]	Relates to general and administrative costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

Other expense was $633 million in 2012, up 10%, compared to the $576 million recorded in the prior year. The increase is primarily due to higher RBU general and administrative costs, higher corporate social responsibility costs, higher severance costs, partially offset by $39 million in acquisition-related costs for the Equinox transaction incurred in 2011.

Exploration and Evaluation

($ millions)
For the years ended December 31	2012	2011	2010
Exploration:
Minesite programs	$ 82	$ 72	$ 51
Global programs	211	145	103
Evaluation costs	136	129	75
Exploration and evaluation expense	$ 429	$ 346	$ 229

Exploration and evaluation expense was $429 million in 2012, up 24% compared to $346 million in 2011. The increase is primarily due to increased minesite and global exploration costs and an increase in evaluation expenditures. Minesite exploration expenditures increased primarily due to increased exploration activities at Cowal, Kanowna, Zaldívar and Granny Smith. Exploration expenditures for the global programs increased due to programs at Goldrush, Lumwana and Cerro Casale. The evaluation expenditures increase relates to the preparation of scoping studies at Goldrush.

Capital Expenditures1

($ millions)
For the years ended December 31	2012	2011	2010
Total project capital expenditures[2]	$ 2,616	$ 2,275	$ 1,792
minesite expansion	816	494	251
minesite sustaining	1,319	980	865
mine development	1,071	842	595
Capitalized interest	547	382	275
Total consolidated capital expenditures	6,369	4,973	3,778
Capital expenditures attributable to non-controlling interests[3]	375	375	407
Total capital expenditures attributable to Barrick	$ 5,994	$ 4,598	$ 3,371

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures is $2,885 million including capitalized interest.
[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.

Capital expenditures were $6,369 million in 2012, an increase of $1,396 million, or 28%, compared to 2011. The increase is primarily due to an increase in project capital expenditures at Pascua-Lama and Jabal Sayid, partially offset by lower spend at Pueblo Viejo, and an increase in minesite expansion, minesite sustaining and mine development expenditures.

Finance Cost/Finance Income

($ millions)
For the years ended December 31	2012	2011	2010
Interest incurred	$ 690	$ 555	$ 425
Interest capitalized	(567)	(408)	(285)
Finance charges[1]	-	-	19
Accretion	54	52	21
Finance cost	$ 177	$ 199	$ 180
Finance income	$ 11	$ 13	$ 14

[1]	These amounts represent accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

BARRICK YEAR-END 2012	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance costs incurred in 2012 were $177 million, compared to $199 million in the prior year. Interest costs incurred were $690 million, up 24% compared to the $555 million in the prior year. The increase in interest costs incurred primarily relates to interest incurred on debt issued and credit facilities drawn on to finance the Equinox acquisition in the second quarter 2011. Interest capitalized increased in 2012 compared to the prior year, primarily due to the increase in the carrying value of our Pueblo Viejo and Pascua-Lama projects due to ongoing construction activity. Interest capitalization at Pueblo Viejo ceased in January 2013 as the mine has achieved commercial production.

Impairment Charges

($ millions)
For the years ended December 31	2012	2011	2010
Lumwana	$ 3,016	-	-
Copper goodwill	798	-	-
Barrick Energy	155	37	-
Reko Diq	120	-	-
PV power assets	21	39	-
Saudi Exploration	23	-	-
Kainantu	141	-	-
Highland	84	-	(84)
Available for sale investments	40	85	-
Miscellaneous	27	4	11
Total after-tax impairment charges	$ 4,425	$ 165	($73)
Related income tax effects and NCI	$ 2,045	$ 70	-
Total impairment charges/(reversals)	$ 6,470	$ 235	($73)

After-tax impairment charges were $4.4 billion, compared to $165 million in 2011. The amount for 2012 primarily includes asset impairment charges at Lumwana ($3.0 billion), impairment charges relating to goodwill of our global copper business unit ($798 million), asset impairment charges on various properties in our oil & gas business ($155 million), asset impairment charges on an exploration property in Papua New Guinea ($141 million), the write-down of our investment in TCC, which holds our interest in the Reko Diq project ($120 million), a write-down of our investment in Highland Gold ($84 million) and write-downs on our available-for-sale investments ($40 million). In 2011, the impairment charges related to write-downs on our available-for-sale investments ($85 million), asset impairment charges on various properties in our oil & gas business ($37 million) and a write-down on certain power-related assets at our Pueblo Viejo project ($39 million).

Income Tax

(Percentages)
For the years ended December 31	2012	2011	2010
Effective (tax recovery) tax expense rate on ordinary (loss) income	(32%)	33%	31%
Impact of :
Net currency translation losses on deferred tax balances	5%	-	-
Tax rate changes	(2%)	-	-
Amendment in Australia	(6%)	-	(1%)
Foreign income tax assessment	(2%)	-	-
Functional currency changes	2%	-	-
Dividend withholding tax	-	1%	1%
Adjustments in respect of prior years	2%	-	-
Impairments	7%	-	-
Actual effective (tax recovery) tax expense rate	(26%)	34%	31%

Our effective tax rate on ordinary loss or income decreased from 33% to 32% in 2012, primarily due to the impact of changes in the mix of production and in the mix of taxable income in the various tax jurisdictions where we operate. The more significant items impacting income tax expense in 2012 and 2011 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities with a carrying amount of approximately $300 million. In 2012, tax expense of $46 million primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. In 2011 the appreciation of the Papua New Guinea kina against the US dollar, and the weakening of the Argentinean peso against the US dollar resulted in net translation gains totalling $32 million. These losses and gains are included within deferred tax expense/recovery.

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million, and a deferred tax recovery of $14 million.

BARRICK YEAR-END 2012	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be filed using a US dollar functional currency.

In 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time deferred tax benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Dividend Withholding Tax

In 2011, we recorded an $87 million dollar dividend withholding current tax expense in respect of funds repatriated from foreign subsidiaries.

Peruvian Tax Court Decision

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life of mine effect on current and deferred income tax liabilities totalling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, The Tax Administration in Peru (“SUNAT”) reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. We filed an appeal to the Tax Court of Peru within the statutory period.

The Tax Court decision was rendered on August 15, 2011. The Tax Court ruled in our favor on substantially all material issues. However, based on the Tax Court decision, the timing of certain deductions would differ from the position taken on filing. As a result, we would incur interest and penalties in some years and earn refund interest income in other years. SUNAT initially assessed us $100 million for this matter. However, after appeal, on February 27, 2012 an agreed amount of $52 million was paid in respect of the 2001 and 2003 taxation years. In addition, we have claimed or will claim tax refunds for the 2006 to 2009 taxation years. Reflecting what we believe is the probable amount, we recorded a current tax expense of $39 million in 2011 in respect of this matter.

On November 15, 2011, we appealed the Tax Court decision to the Judicial Court with respect to the timing of certain deductions for the Pierina mining concession. SUNAT also appealed the Tax Court decision to the Judicial Court.

Operational Overview1

	Gold				Copper
For the years ended December 31	2012	2011	% Change	2010	2012	2011	% Change	2010
Production (000s oz/millions lbs)[2]	7,421	7,676	(3%)	7,765	468	451	4%	368
Ore tons mined (millions)	163	151	8%	155	63	50	26%	48
Waste tons mined (millions)	526	569	(8%)	539	139	90	54%	24
Total tons mined (millions)	689	720	(4%)	694	202	140	44%	72
Ore tons processed (millions)	150	162	(7%)	145	71	63	13%	46
Average grade (ozs per ton/percent)	0.057	0.056	2%	0.063	0.52	0.54	(4%)	0.60

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Reflects our equity share of production.

BARRICK YEAR-END 2012	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold production in 2012 was slightly lower than the prior year, due to lower production in South America, Australia and ABG, partially offset by higher production in North America. Production of 7.4 million ounces was in line with our most recent guidance range of 7.3 to 7.5 million ounces, and within our original guidance range of 7.3 to 7.8 million ounces.

Copper production in 2012 was 4% higher than the prior year, primarily due to the inclusion of production from Lumwana which was acquired as part of the Equinox transaction on June 1, 2011. Production of 468 million pounds was above our most recent guidance of approximately 450 million pounds, primarily due to higher than expected ore grades at Lumwana in the fourth quarter 2012.

Tons Mined and Tons Processed - Gold

Total tons mined decreased in 2012 by 4%, and tons processed decreased by 7%, compared to the prior year. The decreases in tons mined were primarily due to decreased mining activity at Pierina, Golden Sunlight, and Goldstrike, partially offset by increased mining activity at Pueblo Viejo, Round Mountain and Buzwagi. The decrease in ore tons processed was primarily due to decreases at Pierina, Veladero and Round Mountain, partially offset by an increase at Bald Mountain and Ruby Hill. Higher tons were mined and processed at Bald Mountain as a result of a mine expansion which was completed towards the end of 2011.

Average Mill Head Grades - Gold

Average mill head grades increased by approximately 2% in 2012 compared to the prior year, primarily due to higher ore grades from Golden Sunlight, Cortez and Turquoise Ridge, partially offset by lower grades processed at Ruby Hill, Tulawaka and Buzwagi. In general, reserve grades have been trending downwards in recent years, partly as a result of rising gold prices which make it economic to process lower grade material.

Tons Mined and Tons Processed - Copper

Total tons mined increased in 2012 by 44%, and tons processed increased by 13%, compared to the prior year. The increases are primarily due to an increase in tons mined and tons processed at Lumwana.

[1]	All amounts presented are based on equity production.

[1]

All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Review of Operating Segments Performance

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil & gas business, and a Capital Projects business. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Our business unit structure adds value by enabling the realization of operational efficiencies, allocating resources to individual mines/projects more effectively and understanding and managing the local business environment, including labor, consumable costs and supply and government and community relations. Income tax, corporate administration, finance income and

BARRICK YEAR-END 2012	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

North America

Summary of Financial and Operating Data

For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	408	410	-	396
Ore tons processed (millions)	60	61	(2%)	44
Average grade (ozs/ton)	0.067	0.065	3%	0.084
Gold produced (000s/oz)	3,493	3,382	3%	3,110
Cost of sales ($ millions)	$ 2,335	$ 1,924	21%	$ 1,812
Total cash costs (per oz)[1]	$500	$ 426	17%	$ 429
Segment income ($ millions)[2]	$ 3,250	$ 3,157	3%	$ 1,837
Segment EBITDA ($ millions)[1]	$ 3,862	$ 3,648	6%	$ 2,317
Capital expenditures ($ millions)[3]	$ 1,251	$ 854	46%	$ 603

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $3,250 million, an increase of 3% over the prior year. The increase was primarily the result of a higher realized gold price and increased gold sales volume.

Gold production of 3.49 million ounces for 2012 was 3% higher than the prior year, and was within our most recent regional guidance range of 3.425 to 3.55 million ounces. Higher production was mainly due to increased production at Goldstrike, Bald Mountain and Golden Sunlight, as well as the start of production at Pueblo Viejo. These increases were partially offset by lower production at Ruby Hill, Cortez, and Hemlo.

Production at Goldstrike increased by 8% over 2011, mainly as a result of higher process throughput with an additional mill running at the autoclave facility. Construction of the thiosulfate technology project, including the retrofitting of the existing plant, as well as new installations, continued during the quarter. This project allows for continued production from the autoclaves, which were originally expected to cease operations in 2012, and brings forward production of about 3.5 million ounces in the mine plan. First gold production is expected mid-2014, with an average annual contribution of about 350 to 400 thousand ounces over the first full five years. Re-estimation of the project costs now that detailed engineering has advanced has changed the expected project cost to about $450 million compared to our previous expected project cost of about $350 million. The cost increases are primarily in the piping, structural, mechanical and electrical areas.

At Bald Mountain, production for the year was up by 73%, mainly as a result of a higher ratio of ore tons to total tons mined due to mine sequencing, as well as higher gold recovery from the leach pad. Production at Golden Sunlight increased by 58% over 2011, primarily due to the processing of higher grade ore compared to the prior year. Production at Pueblo Viejo commenced with first gold in August and added 67,000 ounces to the North America Region in 2012. Pueblo Viejo achieved commercial production in the first quarter 2013 and all pre-commercial production revenue will be offset against initial capital. At Ruby Hill, production was down by 68%, primarily as a result of the processing mix, with more lower grade, run of mine heap leach ore and less refractory ore processed in 2012 compared to the prior year. At Cortez, production for the year was down 4% from 2011 primarily due to a change in the mix of ore types processed, partially offset by a slightly higher overall head grade. Production at Hemlo decreased by 9%, primarily as a result of lower average head grades as the mine matures.

Cost of sales for 2012 increased by 21% over the prior year, primarily as a result of higher direct mining costs at Goldstrike, Cortez, and Bald Mountain, which was driven primarily by higher labor costs due to staff increases and higher average wage rates, and higher depreciation expense due to new capital assets put into service. In addition to the increase in direct mining costs, cost of sales was negatively impacted by a decrease in capitalized production phase stripping costs at Goldstrike, Cortez, Bald Mountain, and Ruby Hill. Total cash costs per ounce were $500, as compared to $426 in 2011, and were in line with our most recent regional guidance range of $475 to $525 per ounce. Total cash costs were higher in 2012 due to the increase in cost of sales, partially offset by the impact of the increase in production on unit costs.

In 2012, capital expenditures increased by 46% over the prior year, reflecting higher expansionary capital expenditures at Goldstrike, haul truck purchases and tailings expansion work at Cortez, purchase of a shovel and drill at Bald Mountain, and miscellaneous other sustaining capital expenditures across the region. These increases were partially offset by decreased capitalized stripping expenditures at Goldstrike, Cortez, Bald Mountain, and Ruby Hill.

BARRICK YEAR-END 2012	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2013, we expect gold production to be in the range of 3.55 to 3.70 million ounces. Production mix within North America is expected to change due to the ramp up of Pueblo Viejo to full production by the second half of 2013 and increased production at Ruby Hill as it moves from waste stripping to ore production. These increases will be partially offset by reduced production from Goldstrike, Cortez, and Bald Mountain. At Goldstrike, less material will be processed through the autoclaves until the thiosulfate project is completed. At Cortez, lower production is expected due to lower grades and a change in the mix of ore processed to more heap leach tons with lower recoveries. Bald Mountain production will decrease due to the impact of increased waste stripping on the availability of ore. All-in sustaining cash costs are expected to be $820-$870 per ounce and total cash costs are expected to be $495 to $545 per ounce. Cash costs will be positively impacted by lower cost ounces from Pueblo Viejo, offset by the impact of higher labor, energy and consumable costs due to an expected increase in mining activity.

South America

Summary of Financial and Operating Data

For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	138	162	(15%)	145
Ore tons processed (millions)	57	69	(17%)	67
Average grade (ozs/ton)	0.033	0.035	(6%)	0.039
Gold produced (000s/oz)	1,631	1,872	(13%)	2,120
Cost of sales ($ millions)	$ 1,088	$ 905	20%	$ 702
Total cash costs (per oz)[1]	$ 467	$ 358	30%	$ 208
Segment income ($ millions)[2]	$ 1,464	$ 1,906	(23%)	$ 1,782
Segment EBITDA ($ millions)[1]	$ 1,771	$ 2,121	(17%)	$ 1,996
Capital expenditures ($ millions)[3]	$ 359	$ 298	20%	$ 293

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $1,464 million, a decrease of 23% over the prior year. The decrease was primarily as a result of lower sales volumes and higher total cash costs, partially offset by a higher realized gold price.

Gold production of 1.63 million ounces for 2012 was 13% lower than in the prior year, but was at the upper end of our regional guidance range of 1.55 to 1.65 million ounces. The decrease in production compared to the prior year reflects lower production levels across all of our mines, particularly at Veladero. Production at Veladero decreased by 20% over 2011, primarily as a result of lower grade and fewer tons mined and crushed due to equipment availability issues.

In 2012, cost of sales increased by 20% over the prior year, primarily due to inflationary pressures on direct mining costs, with higher prices of consumables, general inflation in Argentina, particularly for labor and locally sourced purchases, and a strengthening Peruvian sol, partially offset by increased capitalized stripping costs at Veladero and the impact of lower sales volume.

Total cash costs of $467 per ounce were within our original regional guidance range of $430 to $480 per ounce. The increase in total cash costs over the prior year was mainly due to increases in cost of sales and the impact of lower production levels on unit costs.

In 2012, capital expenditures increased by 20% over the prior year, reflecting increased expansion capital at Lagunas Norte for the new leach pad and CIC plant, and increased capitalized stripping costs at Veladero, partially offset by reduced sustaining capital expenditures at Veladero and Lagunas Norte.

In 2013, we expect gold production to be in the range of 1.25 to 1.35 million ounces. Production is expected to be lower than 2012 with an increase in tons placed on the leach pads at all mines offset by the impact of lower average head grades. All-in sustaining cash costs are expected to be $875-$925 per ounce. Total gold cash costs are expected to be in the range of $550 to $600 per ounce compared to $467 per ounce in 2012. Total cash costs per ounce are expected to be higher in 2013 due to the impact of higher tonnage production, which requires increased usage of equipment and consumables. Additionally, we expect a strengthening currency in Peru and continued inflation in Argentina to be only partially offset by currency devaluation.

BARRICK YEAR-END 2012	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific

Summary of Financial and Operating Data1

For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	104	112	(7%)	118
Ore tons processed (millions)	27	26	4%	27
Average grade (ozs/ton)	0.078	0.083	(6%)	0.082
Gold produced (000s/oz)	1,822	1,879	(3%)	1,939
Cost of sales ($ millions)	$ 1,964	$ 1,611	22%	$ 1,480
Total cash costs (per oz)[2]	$ 803	$ 621	29%	$ 576
Segment income ($ millions)[3]	$ 1,121	$ 1,369	(18%)	$ 831
Segment EBITDA ($ millions)[2]	$ 1,446	$ 1,687	(14%)	$ 1,096
Capital expenditures ($ millions)[4]	$ 524	$ 463	13%	$ 381

[1]	The amounts presented in this table include the results of discontinued operations.
[2]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $1,121 million, a decrease of 18% over the prior year. The decrease was primarily the result of higher total cash costs, lower sales volumes, partially offset by higher average realized gold prices.

Gold production of 1.82 million ounces for 2012 was 3% lower than the prior year, and was in line with our most recent guidance of about 1.8 million ounces. Lower production was mainly due to decreased production at Kalgoorlie and Porgera, partially offset by higher production at our Yilgarn South sites.

Production at Kalgoorlie decreased by 18% over 2011, as a result of lower grade ore from the open pit. At Porgera, production for the year was down by 13% due to pit wall remediation activities, which prevented us from mining in higher grade zones of the pit, power supply interruptions, labor issues and a decrease in underground mining activity. Production at Yilgarn South increased by 22% over 2011, due to increased tons mined and processed at Lawlers and Granny Smith, higher head grade at Lawlers and improved throughput rates at Darlot.

In 2012, cost of sales increased by 22% over the prior year, reflecting higher direct mining costs, particularly for labor, freight, Porgera power costs and diesel. The increase in direct mining costs was partially offset by an increase in capitalized stripping at Kalgoorlie and Porgera.

Total cash costs per ounce were up 29% to $803 per ounce over the prior year, due to higher cost of sales combined with the impact of lower production levels on unit production costs. Total cash costs were slightly above our recent guidance range of about $800 per ounce.

In 2012, capital expenditures increased by 13% over the prior year, reflecting an increase in capitalized stripping costs at Kalgoorlie and Porgera, and an increase in sustaining capital at Granny Smith and Cowal, partially offset by lower underground development expenditures at Granny Smith, Kanowna and Plutonic, and lower capitalized stripping costs at Cowal.

In 2013, we expect gold production to be in the range of 1.7 to 1.85 million ounces. Higher production is expected at Porgera following the completion of remediation activities that will allow full access to the underground. This is expected to be offset by lower production at Kanowna due to a change in mine sequencing and seismicity issues. All-in sustaining cash costs are expected to be $1,200-$1,300 per ounce. Total gold cash costs are expected to be $880 to $950 per ounce compared to $803 per ounce in 2012. This increase is primarily due to lower production at Kanowna due to a change in mine sequencing, higher costs at Porgera as well as higher labor costs in general and the impact of an increase in our effective Australian dollar hedge rates from 2012 to 2013.

BARRICK YEAR-END 2012	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

100% basis
For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	53	50	6%	44
Ore tons processed (millions)	8	8	-	8
Average grade (ozs/ton)	0.081	0.096	(16%)	0.094
Gold produced (000s/oz)	627	689	(9%)	701
Cost of sales ($ millions)	$799	$700	14%	$590
Total cash costs (per oz)[2]	$949	$692	37%	$570
Segment income ($ millions)[3]	$164	$397	(59%)	$315
Segment EBITDA ($ millions)[2]	$330	$538	(39%)	$429
Capital expenditures ($ millions)[4]	$305	$284	7%	$225
73.9% basis[1]
For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	39	37	5%	35
Ore tons processed (millions)	6	6	-	7
Average grade (ozs/ton)	0.081	0.096	(16%)	0.094
Gold produced (000s/oz)	463	509	(9%)	564
Cost of sales ($ millions)	$590	$517	14%	$474
Total cash costs (per oz)[2]	$949	$692	37%	$570
Segment income ($ millions)[3]	$121	$293	(59%)	$250
Segment EBITDA ($ millions)[2]	$244	$398	(39%)	$342
Capital expenditures ($ millions)[4]	$225	$210	7%	$176

[1]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
[2]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012, on a 100% basis, was $164 million, a decrease of 59% over the prior year. The decrease was primarily a result of higher cost of sales, lower sales volumes, partially offset by higher realized gold prices.

Barrick’s equity interest in 2012 production was 0.463 million ounces, slightly lower than the most recent regional guidance of 0.500 to 0.535 million ounces. Lower than originally expected production in 2012 was due to decreases in production at Buzwagi, Tulawaka and Bulyanhulu, partially offset by higher production at North Mara. The decrease at Buzwagi was due to a significant waste stripping campaign, which resulted in the processing of an increased quantity of lower grade stockpiles. The decrease at Tulawaka was mainly as a result of lower mill throughput due to a switch to batch milling due to the decline in mining rates and ore stockpile levels, as Tulawaka nears the end of its economic life. At Bulyanhulu, production for the year was down by 10%, primarily as a result of mining equipment availability and labor issues which had a negative impact on tons mined compared to the prior year. Production at North Mara increased by 13% over 2011 mainly as a result of the processing of higher grade ore.

In 2012, cost of sales, on a 100% basis, increased by 14% over 2011, primarily due to higher direct mining costs, which is largely due to inflationary pressures reflected in increased labor, consumables, general administration and maintenance costs, as well as increased energy costs due to the requirement to self-generate more power in 2012, which is higher cost than the power drawn from the grid. Compared to 2011, 2012 total cash costs per ounce were $949, up 37%, and within our regional guidance range of $900 to $950 per ounce. The increase in total cash costs reflects the increase in direct mining costs and the impact of lower production levels on unit production costs.

In 2012, capital expenditures, on a 100% basis, were higher by 7% over 2011 primarily due to higher underground development expenditures at Bulyanhulu, primarily due to increased sustaining capital and capitalized development.

In 2013, we expect equity gold production, reflecting our 73.9% ownership of ABG, to be in the range of .400 to .450 million ounces, which is slightly lower than 2012. The decrease in production is primarily due to lower production at Bulyanhulu as a result of lower ore tons mined due to labor issues and Tulawaka due to its expected closure in the first half of 2013. All-in sustaining cash costs are expected to be $1,550- $1,600 per ounce and total gold cash costs are expected to be $925 to $975 per ounce.

BARRICK YEAR-END 2012	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects

Summary of Financial and Operating Data

($ millions)
For the years ended December 31	2012	2011	% Change	2010
Total E&E expenses[1]	$ 27	$ 40	(33%)	$ 32
Segment income (loss)	(119)	(161)	(26%)	(18)
Segment EBITDA[2]	(113)	(151)	(25%)	(15)
Capital expenditures[3]
Pascua-Lama	1,817	1,191	53%	724
Pueblo Viejo	367	521	(30%)	592
Cerro Casale	32	83	(61%)	50
Cortez Hills	-	-	-	19
Equity investees	15	20	(25%)	13
Total capital expenditures	$ 2,231	$ 1,815	23%	$ 1,410
Currency hedge impact (gain) / loss[4]	(23)	(11)	109%	(4)
Adjusted capital expenditures	2,208	1,804	22%	1,406
Capital commitments[5]	$ 1,800	$ 1,338	35%	$ 1,253

[1]	Amounts presented represent our share of E&E expense.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 65 of this MD&A.
[3]	Amounts presented represent our share of capital expenditures on a cash basis.
[4]	Amounts presented include impacts of our hedge and non-hedge contracts for pre-production capital at our Pascua-Lama and Cerro Casale projects.
[5]	Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $27 million in E&E expenses (our share) in 2012 as compared to prior year E&E expenses of $40 million primarily due to lower E&E expenses at our Pueblo Viejo project. The increase in capital expenditures primarily relates to increased construction activities at our Pascua-Lama project.

An update on our Pascua-Lama, Jabal Sayid and Pueblo Viejo (which achieved commercial production in January 2013 and is now managed by the North America business unit) projects is provided on pages 20 to 21 of this MD&A. Please find an update on our other significant projects below.

Cerro Casale

At the Cerro Casale project in Chile, approval of the Environmental Impact Assessment (“EIA”) was received in January 2013 from the SEA (Servicio de Evaluacion Ambiental), the environmental authorities of northern Chile. Notification of the permit grant on substantially the same terms as the application follows an 18-month permitting evaluation period by the SEA. As we have previously communicated, we are continuing to evaluate options to improve the project’s economics and reviewing the project’s initial capital outlay. Project scenarios are being prepared as a series of cases for evaluation. Options being evaluated include staged and simplified processing options as well as alternative sources of power supply. Evaluation of further district opportunities will be assessed based on the results of exploration drilling on satellite ore bodies that could potentially be included in the project plan, and pursuing potential synergies relating to infrastructure requirements. We expect to have preliminary exploration drill results completed by the second half of 2013, at which point we will re-evaluate whether the project meets our investment criteria. Further exploration to determine the extended district resource base and studies to define selected project cases would follow this determination. Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper.

Donlin Gold

At the 50 percent-owned Donlin Gold project in Alaska, the permitting process continued following the submission of the draft Plan of Operations and permit application in third quarter 2012. Formal confirmation was also received that the permit application package was sufficient to initiate the Environmental Impact Statement (“EIS”) process and the EIS Notice of Intent was filed in the Federal Register in the fourth quarter by the Army Corps of Engineers, which is the lead agency for the NEPA (National Environmental Policy Act) process. Donlin Gold contains a large, long life mineral resource in a stable jurisdiction and is significantly leveraged to the price of gold, and therefore represents a valuable long-term opportunity for the Company. We will maintain and enhance the option value of this project by advancing the permitting process, at reasonable costs, which will take a number of years. During this time, we will monitor the attractiveness of the project and evaluate alternatives to improve the economics with the objective of defining a project that satisfies our investment criteria. This will provide the Company with the option to make a construction decision in the future should investment conditions warrant.

Kabanga

At the 50 percent-owned Kabanga nickel project in Tanzania, the EIS was submitted to the National Environment Management Council (“NEMC”) in the first quarter 2012, and a response was provided in the fourth quarter 2012 to the comments received from the NEMC. The draft Mine Development Agreement (“MDA”) has been lodged with the Ministry of Energy and Minerals, and additional supporting documentation was delivered ahead of planned discussions in the first half of 2013.

BARRICK YEAR-END 2012	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Applications for mineral rights on seven regional properties were granted, with prospecting licenses to be issued. The resettlement working group completed a census survey in the fourth quarter as part of the resettlement action plan to engage those families that will need to relocate. A detailed resettlement execution plan is being developed. Efforts will continue to be focused on obtaining approval of the EIS and granting of the Environmental Certificate, negotiating the MDA with the Tanzanian government, pursuing the receipt of a Special Mining License, and finalization and approval of the feasibility study.

Kabanga has a total estimated measured and indicated resource of 37.2 million tonnes grading 2.63% nickel and an inferred resource of 21 million tonnes grading 2.6% nickel. Contingent upon the results of the feasibility study and government infrastructure improvement projects, it is expected that the operation may be capable of producing more than 40,000 tonnes per year of nickel-in-concentrate at full production.

Global Copper

Summary of Financial and Operating Data

For the years ended December 31	2012	2011	% Change	2010
Copper produced (millions of lbs)	468	451	4%	368
Cost of sales ($ millions)	$ 1,279	$ 915	40%	$ 407
C1 cash costs (per lb)[1]	$ 2.17	$ 1.71	27%	$ 1.08
C3 fully allocated costs (per lb)[1]	$ 2.97	$ 2.30	29%	$ 1.38
Segment income ($ millions)[2]	$ 330	$ 655	(50%)	$ 607
Segment EBITDA ($ millions)[1]	$ 564	$ 827	(32%)	$ 697
Capital expenditures ($ millions)[3]	$ 631	$ 333	89%	$ 55

[1]

C1 cash costs, C3 fully allocated costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 62- 66 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $330 million, a decrease of 50% over the prior year. The decrease was the result of lower realized copper prices in 2012 combined with significantly higher costs at Lumwana, partially offset by higher copper sales volumes.

Copper production in 2012 was 468 million pounds, which was 4% higher than the prior year and 4% above our most recent 2012 guidance of about 450 million pounds. The increase in copper production was primarily due to a full year of production from Lumwana in 2012 compared to a partial year in 2011 when it was acquired from Equinox.

In 2012, cost of sales increased by 40% over the prior year, primarily due to the inclusion of Lumwana’s cost of sales for the full year in 2012. C1 cash costs in 2012 of $2.17 per pound were in line with our most recent guidance range of $2.10 to $2.30 per pound, and were 27% higher than the prior year due to the impact of the higher unit production costs at Lumwana.

In 2012, capital expenditures increased by 89% as the result of the inclusion of a full year of capital expenditures at Lumwana for the construction of the Chimiwungo crushing and conveying system and the pre-stripping of the Chimiwungo deposit, as well as capital expenditures for the construction of process infrastructure at the new Jabal Sayid mine, which was completed in September 2012.

During the third quarter, Barrick strengthened its Global Copper Business Unit (“GCBU”) organization by appointing a new President and senior leadership team to further the corporate objective of maximizing returns and free cash flow from its assets. The changes will further assist in efforts to address the challenges at Lumwana and Jabal Sayid and to evaluate the sulfide expansion opportunity at Zaldívar.

In 2013, we expect copper production in the range of 480 to 540 million pounds at a C1 cash costs of $2.10-2.30 per pound compared with actual production of 468 million pounds at a C1 cash cost of $2.17 per pound in 2012. C3 cash costs are expected to be in the range of $2.60 - $2.85 as compared to C3 costs of $2.97 per pound in 2012. Production at Zaldívar in 2013 is expected to be approximately the same as it was in 2012 at slightly lower C1 cash costs primarily due to a decline in the price of sulphuric acid. Lumwana copper production is expected to increase due to the impact of higher ore grades and higher mill throughput and C1 cash costs are expected to decrease slightly compared to 2012.

BARRICK YEAR-END 2012	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)
As at December 31	2012	2011
Total cash and equivalents	$ 2,093	$ 2,745
Non-cash working capital	3,132	2,335
Non-current assets	41,419	42,339
Other assets	638	1,465
Total Assets	$ 47,282	$ 48,884
Non-current liabilities excluding adjusted debt	6,527	7,557
Adjusted debt[1]	13,680	13,058
Other liabilities	2,567	2,715
Total Liabilities	$ 22,774	$ 23,330
Total shareholders’ equity	21,845	23,363
Non-controlling interests	2,663	2,191
Total Equity	$ 24,508	$ 25,554
Dividends	$750	$509
Net debt[1]	$ 11,599	$ 10,320
Total common shares outstanding (millions of shares)[2]	1,001	1,000
Key Financial Ratios:
Current ratio[3]	1.33:1	2.25:1
Adjusted debt-to-equity[4]	0.63:1	0.56:1
Net debt-to-equity[5]	0.53:1	0.44:1
Net debt-to-total capitalization[6]	0.39:1	0.33:1
Adjusted return on equity[7]	17%	22%

[1]	Adjusted debt and net debt are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.
[2]	Total common shares outstanding do not include 6.9 million stock options. The increase from December 31, 2011 is due to the exercise of stock options and the conversion of debentures.
[3]	Represents current assets divided by current liabilities as at December 31, 2012 and December 31, 2011.
[4]	Represents adjusted debt divided by total shareholders’ equity as at December 31, 2012 and December 31, 2011.
[5]	Represents net debt divided by total shareholders’ equity as at December 31, 2012 and December 31, 2011.
[6]	Represents net debt divided by capital stock and long-term debt at December 31, 2012 and December 31, 2011.
[7]	Represents adjusted net earnings divided by average shareholders’ equity as at December 31, 2012 and December 31, 2011.

Balance Sheet Review

Total assets were $47 billion in 2012, a decrease of $1.6 billion, or 3%, compared to 2011. The decrease primarily reflects asset impairment charges attributable to our copper business unit, partially offset by increases in property, plant and equipment, due to the impact of the significant capital expenditures related to our projects in construction. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities decreased by $0.6 billion or 2% compared to 2011, largely due to a decrease in deferred tax liabilities, partially offset by a net increase in debt of $0.55 billion and an increase in our provision for environmental rehabilitation costs, due to higher estimated costs at a number of our sites and the impact of lower real interest rates on the measurement of the liability.

Shareholders’ Equity

As at January 25, 2013	Number of shares
Common shares	1,001,108,303
Stock options	6,934,067

BARRICK YEAR-END 2012	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividend Policy

In 2012, we increased our annual dividend from $0.60 per common share to $0.80 per common share. This 33% increase in dividends reflects our ability to generate substantial cash flows from our operations in a high gold price environment. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2012, other comprehensive income was a loss of $137 million on an after-tax basis consisting primarily of gains of $187 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, offset by reclassification adjustments totaling $427 million for gains on hedge contracts designated for 2012 that were transferred to earnings in 2012 in conjunction with the recognition in expense of the related hedge exposure; $40 million of losses transferred to earnings related to losses recorded on the sale of shares in various investments and losses for impaired investments; $43 million of losses recorded as a result of changes in the fair value of investments held during the year; $35 million in gains for currency translation adjustments on Barrick Energy; $8 million actuarial loss on pension liability and a $79 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2012 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $493 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years and are expected to help protect against the impact of the strengthening in the Australian and Canadian dollar exchange rates against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure is comprised of a mix of debt and shareholders’ equity. Since the beginning of 2009, we have issued about $9 billion in new debt securities, primarily to finance acquisitions, the buyout of our gold hedge book and capital expenditures for our Pueblo Viejo and Pascua-Lama projects. As a result, our net debt and debt-to-equity ratios have increased significantly over that period.

As at December 31, 2012, net debt was $11.6 billion and our net debt-to-equity ratio and net debt-to-total capitalization ratios were 0.53:1 and 0.39:1, respectively. This compares to net debt as at December 30, 2011 of $10.3 billion, and net debt-to-equity and net debt-to-total capitalization ratios of 0.44:1 and 0.33:1, respectively. The majority of our outstanding long-term debt matures at various dates beyond 2013. (Please see page 51 of this MD&A for a schedule of principal repayments). In January 2012, we entered into a credit facility of $4 billion, which matures in 2018 (the “Third Credit Facility”) to replace our $2 billion facility that was scheduled to mature in 2016 (the “Second Credit Facility”) and also to augment our overall credit capacity. Coincident with this agreement becoming effective, we drew $1 billion on the Third Credit Facility, paid down the $1 billion outstanding under the Second Credit Facility and then terminated the Second Credit Facility. In April 2012, we issued an aggregate of $2.0 billion in debt securities comprised of $1.25 billion of 3.85% notes due in 2022 and $750 million of 5.25% notes due in 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the Third Credit facility, which was originally drawn upon to partially fund the cost of the Equinox acquisition, with the balance of the proceeds being used to finance the project capital expenditures and for general corporate purposes. Our total scheduled debt repayments through 2014 are $3,027 million.

BARRICK YEAR-END 2012	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Net Debt1

($ millions)
For the years ended December 31	2012	2011
Operating inflows	$ 5,439	$ 5,315
Investing activities
Capex - minesite sustaining	$ (1,319)	$ (980)
Capex - mine development	(1,071)	(842)
Capex - minesite expansion[1]	(907)	(544)
Capex - projects[1]	(3,072)	(2,607)
Acquisitions	(37)	(7,677)
Other	(115)	(177)
Total investing outflows	$ (6,521)	$ (12,827)
Financing activities (excluding debt)
Dividends	$ (750)	$ (509)
Funding from non-controlling interests	505	403
Repayment of debt related to acquisitions	-	(347)
Deposit on silver sales agreement	137	138
Other	(7)	(9)
Total financing (outflows) inflows	$(115)	$ (324)
Other movements	$(77)	$(116)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	$ (5)	$ 59
Net (decrease) increase in net debt	$ 1,279	$ 7,893
Net debt at beginning of period[2]	$ 10,320	$ 2,427
Net debt at end of period[2]	$ 11,599	$ 10,320

[1]	The amounts include capitalized interest of $547 million (2011: $382 million).
[2]	Net debt is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

In third quarter 2012, our credit rating was downgraded to BBB+ from A- by S&P, with a negative outlook, following our announcement of a capital cost increase and delay to production start-up at our Pascua-Lama project. Our credit rating, as established by Moody’s, has remained stable throughout this period. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. We do not expect the change in our credit rating by S&P to adversely affect our ability to access the debt markets, but it could impact funding costs for any new debt financing.

The key factors impacting our financial position, and therefore our credit rating, include the following:

•	Our market capitalization and the strength of our balance sheet, including the amount of net debt and our net debt-to-equity ratio;
•	Our ability to generate free cash flow from operating activities (refer to the cash flow section on page 47 of this MD&A for a discussion of key factors impacting our cash flow in 2012), including cash generated by operating activities;
•	Expected capital expenditure requirements (refer to the outlook section of this MD&A for a discussion of key factors impacting these measures in future periods);
•	The price of gold and copper (refer to page 28 for more information); and
•	The quantity of our gold and copper reserves (refer to page 26 for more information); and
•	Our geo-political risk profile.

At current market gold and copper prices, we expect to generate negative free cash flow in 2013. This is primarily due to expected capital expenditures of about $2.6 billion at our Pascua-Lama project. In addition, we have approximately $1.8 billion in debt maturing in 2013. We expect to meet our financing needs related to these developments by utilizing a number of different options, including the $4.25 billion available under our credit facilities (subject to compliance with covenants and the making of certain representations and warranties, these facilities are available for drawdown as a source of financing), operating cash flow, asset sales and future debt or equity issuances, should the need arise. These alternatives should provide us with the flexibility to fund any potential cash flow shortfall and are continually evaluated to determine the optimal capital structure.

The table below illustrates the impact of changes in gold and copper prices on our earnings and cash flow on an annualized basis, assuming the mid-point of our expected 2013 production levels.

	Change in price	Annualized approximate impact on adjusted net earnings and operating cash flow
Gold	+/- 100/oz	+/-$500 million
Copper	+ $0.50/lb	+$ 180 million
Copper	- $0.50/lb1	-$100 million

[1]	Using copper collars, approximately 50% of our expected 2013 production is hedged at a range of $3.50/lb to $4.25/lb.

Cash and equivalents and cash flow

Total cash and cash equivalents at the end of 2012 were $2.1 billion12. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

[12]	Includes $401 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK YEAR-END 2012	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

One of our primary ongoing sources of liquidity is operating cash flow. In 2012, we generated $5.4 billion in operating cash flow, compared to $5.3 billion of operating cash flow in 2011. The increase in operating cash flow primarily reflects a decrease in income tax payments of $509 million and a decrease in net working capital outflows, partially offset by lower net earnings. Adjusted operating cash flow for 2012 was $5,156 million, down 9% over the prior year. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the $385 million in net proceeds related to the settlement of a portion of our Australian dollar hedge positions and non-recurring tax payments of $52 million. The most significant driver of the change in operating cash flow is market gold and copper prices. Future changes in those market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The increase in non-cash working capital primarily relates to an increase in inventories and a decrease in accounts payable and other current liabilities. The increase in inventory is related to an increase in ore in stockpiles of approximately $570 million, principally at Porgera, Cortez and Buzwagi. These increases were partially offset by a decrease at North Mara (refer to the table below for a summary of changes in our non-cash working capital balances).

Non-Cash Working Capital

(in $ millions)
As at December 31	2012	2011
Raw materials
Ore in stockpiles[1]	$ 2,160	$ 1,590
Ore on leach pads	628	582
Mine operating supplies	1,096	885
Work in process	351	377
Finished products	152	217
Other current assets	124	507
Accounts receivable	449	426
VAT and fuel tax receivables[2]	739	466
Accounts payable and other current liabilities	(2,567)	(2,715)
Non-cash working capital	$ 3,132	$ 2,335

[1]	Includes long-term stockpiles of $1,692 million (2011: $1,153 million).
[2]	Includes long-term VAT and fuel tax receivables of $513 million (2011: $272 million).

The principal uses of operating cash flow are to fund our capital expenditures, including construction activities at our advanced projects; acquisitions and dividend payments. However, capital expenditures will be significantly impacted by the timing and expenditure levels relating to other major new mine projects and mine expansions, which are subject to permitting approvals and final construction decisions. A material adverse decline in the market price of gold and/or copper could impact the timing of final construction decisions on these other major new mine projects that are not yet in construction.

In 2012, cash used in investing activities amounted to $6,521 million, a decrease of $6,306 million compared to the prior year, primarily due to the impact of the $7.5 billion acquisition of Equinox in the second quarter of 2011. Capital expenditures were $6,369 million in 2012, an increase of $1,396 million or 28% compared to 2011. The increase is primarily due to an increase in project capital expenditures, primarily due to increased construction activities at Pascua-Lama and Jabal Sayid, partially offset by a decrease at Pueblo Viejo, and an increase in minesite expansion, minesite sustaining and mine development expenditures. Minesite expansion increased primarily due to higher capital expenditures related to expansion projects at Goldstrike, Lumwana and Lagunas Norte. Minesite sustaining capital expenditures were higher, reflecting haul truck purchases and tailings facility construction at Cortez and an increase in sustaining capital at Bald Mountain, Granny Smith and Cowal and at Lumwana. Mine development expenditures were higher, primarily due to increased open pit and underground activities at Kalgoorlie, Bulyanhulu and Lumwana.

BARRICK YEAR-END 2012	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

($ millions)
For the years ended December 31	2012	2011
Capex - gold projects
Pascua-Lama	$ 1,817	$ 1,191
Pueblo Viejo	$ 612	$ 868
Cerro Casale	$ 42	$ 111
Capex - copper projects
Jabal Sayid	$ 145	$ 105
Total consolidated project capex[2]	$ 2,616	$ 2,275
Total capex - minesite expansion	$ 816	$ 494
Total capex - minesite sustaining	$ 1,319	$ 980
Total capex - mine development	$ 1,071	$ 842
Capitalized interest	547	382
Total consolidated capex	$ 6,369	$ 4,973
Capital expenditures attributable to NCI[3]	375	375
Total capex attributable to Barrick	$ 5,994	$ 4,598
Total capex - copper	567	263
Total capex - gold	2,449	1,914
Total capex - copper projects[2]	178	123
Total capex - gold projects[2]	2,640	2,109
Total capex - other[4]	160	189
Total capex attributable to Barrick	$ 5,994	$ 4,598

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures is $2,885 million including capitalized interest.
[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.
[4]	These amounts include $130 million of capital expenditures at Barrick Energy (2011: $162 million).

Our ability to access low-cost borrowing allowed us to generate financing cash inflow of $423 million in 2012. Financing activities in 2012 include financing inflows of $2 billion related to the issuance of new debt. These amounts were partially offset by dividend payments of $750 million and debt repayments of $1,462 million. This compares to financing inflows in 2011 of $6,291 million, which primarily includes financing inflows of $4 billion in debt securities and $2.5 billion in proceeds from the drawdown of our lines of credit related to the financing of the acquisition of Equinox. These amounts were partially offset by dividend payments of $509 million and debt repayment of $380 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 23D to our consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to notes 23 and 26 to our consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer also to note 23 to our consolidated financial statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of exposure to each counterparty; and
•	Monitoring the financial condition of counterparties.

As of December 31, 2012, we had 25 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $278 million), three

BARRICK YEAR-END 2012	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 20%. We have two counterparties with which we are in a net liability position, for a total net liability of $0.2 million.

On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

Summary of Financial Instruments

As at December 31, 2012
Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,093	million	• Credit
				• Credit
Accounts receivable		$ 449	million	• Market
				• Market
Available-for-sale securities		$ 76	million	• Liquidity
Accounts payable		$ 2,265	million	• Interest rate
Debt		$ 14,056	million	• Interest rate
Restricted share units		$ 49	million	• Market
Deferred share units		$ 7	million	• Market
Derivative instruments - currency contracts	CAD	520	million	• Credit
	CLP	721,191	million	• Market/liquidity
	AUD	2,065	million	• Interest rate
	PGK	50	million
	ZAR	949	million
Derivative instruments - silver contracts		65	million oz	• Market/liquidity
Derivative instruments - copper contracts		99	million lbs	• Credit
				• Interest rate
Derivative instruments - energy contracts	Diesel	6	million bbls	• Market/liquidity
				• Credit
				• Interest rate
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	• Market/liquidity

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects were at an advanced stage at December 31, 2012, namely Pueblo Viejo, Pascua-Lama and Jabal Sayid (refer to pages 20-21 for further details), with Pueblo Viejo reaching commercial production in January 2013.

BARRICK YEAR-END 2012	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due As at December 31, 2012
($ millions)	2013	2014	2015	2016	2017	2018 and thereafter	Total
Debt[1]
Repayment of principal	$ 1,810	$ 1,140	$ 190	$ 1,590	$ 90	$ 9,051	$ 13,871
Capital leases	38	39	32	26	21	29	185
Interest	629	582	562	537	501	5,904	8,715
Provisions for environmental rehabilitation[2]	51	153	109	75	80	2,168	2,636
Operating leases	29	21	19	14	13	77	173
Restricted share units	28	21	-	-	-	-	49
Pension benefits and other post-retirement benefits	24	23	22	22	22	104	217
Derivative liabilities[3]	10	8	5	2	4	-	29
Purchase obligations for supplies and consumables[4]	701	303	246	121	119	369	1,859
Capital commitments[5]	2,063	108	-	-	-	-	2,171
Social development costs	58	25	23	23	6	60	195
Total	$ 5,441	$ 2,423	$ 1,208	$ 2,410	$ 856	$ 17,762	$ 30,100

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2012. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 23 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]

Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2012 mainly relate to construction capital at Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 34 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK YEAR-END 2012	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information

	2012				2011
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$4,189	$3,436	$3,278	$3,644	$3,761	$3,971	$3,416	$3,087
Realized price - gold[1]	1,714	1,655	1,608	1,691	1,664	1,743	1,513	1,389
Realized price - copper[1]	3.54	3.52	3.45	3.78	3.69	3.54	4.07	4.25
Cost of sales	2,229	1,825	1,830	1,770	1,705	1,694	1,486	1,354
Net earnings[2]	(3,062)	618	750	1,029	959	1,365	1,159	1,001
Per share (dollars)[2,3]	(3.06)	0.62	0.75	1.03	0.96	1.37	1.16	1.00
Adjusted net earnings[3,4]	1,108	849	784	1,086	1,166	1,379	1,117	1,004
Per share (dollars)[2,3,4]	1.11	0.85	0.78	1.09	1.17	1.38	1.12	1.01
EBITDA[4]	(4,023)	1,499	1,514	1,997	1,998	2,460	2,090	1,828
Operating cash flow	1,672	1,732	763	1,272	1,224	1,902	750	1,439
Adjusted operating cash flow[4]	$1,752	$1,267	$763	$1,374	$1,299	$2,004	$938	$1,439

[1]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 66 of this MD&A.

[2]	Sum of all the quarters may not add up to the yearly total due to rounding.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Adjusted net earnings, adjusted EPS, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 60 - 67 of this MD&A.

Our financial results for the past several quarters reflect a trend of spot gold prices that have fluctuated around historically high levels and increasing gold and copper production costs, mainly caused by inflationary pressures. This has translated into fluctuating net earnings and adjusted operating cash flow levels depending on the gold and copper realized prices and production levels each quarter. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana ($3.0 billion net of tax effects) and impairment charges related to goodwill of our global copper unit ($798 million).

Fourth Quarter Results

In fourth quarter 2012, we reported net loss and adjusted net earnings of $3,062 million and $1,108 million, respectively, compared to net earnings and adjusted net earnings of $959 million and $1,166 million, respectively, in fourth quarter 2011.

The decrease in net earnings was largely driven by the impact of impairment charges of $4.2 (net of tax effects) billion including impairment charges of about $3.8 billion attributable to our copper business unit (comprised of $3.0 billion in asset impairment charges at Lumwana and a $798 million goodwill impairment charge - refer to the discussion about Lumwana in the Key Business Developments section of this MD&A on page 20 for further details); asset impairment charges on various properties in our oil & gas business unit ($155 million);

write-down of our investment in Reko Diq ($120 million - refer to the discussion regarding Reko Diq on page 22 of this MD&A for more information). It also reflects higher cost of sales applicable to gold and copper and lower realized copper prices, which were partially offset by higher gold and copper sales volumes and higher realized gold prices and lower income tax expense. The decrease in adjusted net earnings reflects the same factors affecting net earnings with the exception of impairment charges.

In fourth quarter 2012, we sold 2.03 million ounces of gold and 154 million pounds of copper, compared to 1.87 million ounces of gold and 135 million pounds of copper in fourth quarter 2011. Revenues in fourth quarter 2012 were higher than the same prior year period reflecting higher market prices for gold and higher gold and copper sales volumes. In fourth quarter 2012, cost of sales was $2,229 million, total cash costs were $584 per ounce and C1 cash costs of $2.07 per pound for copper, an increase of $79 per ounce and $0.11 per pound, respectively, from fourth quarter 2011. Cost of sales was higher, reflecting higher direct mining costs, including higher labor, energy, maintenance and consumable costs. Total cash costs were higher as a result of increased direct mining costs, including higher labor, energy, maintenance and consumable costs. C1 cash costs increased due to higher direct mining costs at Lumwana.

BARRICK YEAR-END 2012	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash flow in fourth quarter 2012 was $1,672 million, up 37% from the prior year period. Adjusted operating cash flow for the fourth quarter was $1,752 million, up 35% from the prior year period. The increase in operating cash flow and adjusted operating cash flow primarily reflects higher realized gold prices, a decrease in income tax payments of $232 million and a decrease in net working capital outflow of $312 million, partially offset by lower net earnings. Adjusted operating cash flow before working capital adjustments was $1,696 million, up $291 million from the prior year period.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of the Financial Statements.

Future Accounting Policy Changes

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. The policies applied in the Financial Statements are based on IFRSs in effect as at December 31, 2012. The consolidated financial statements were approved by the Board of Directors on February 13, 2013.

Financial Instruments

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the possibility of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. IFRS 10 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured

BARRICK YEAR-END 2012	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

entities (i.e. special purpose entities). IFRS 12 will be applied starting January 1, 2013. We have completed our assessment and note that additional disclosures will be required in our 2013 annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 will be applied starting January 1, 2013. We will amend our accounting policy on production phase stripping costs to require our open pit mines to consider components of the pit in their assessment of whether or not a future benefit has been created by the mining activities in the period. We expect that this will lead to an increase in the amount of stripping costs that are capitalized over the life of an open pit mine. Based on our analysis, we expect that our restated 2012 financial statements will show an increase in PP&E, a decrease in inventory and an increase in net income. The quantum of these changes is currently under review in preparation of our first quarter 2013 reporting.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 20 of this report, we have finalized the cost estimate and schedule for the Pascua-Lama project and have strengthened the construction management and owners team oversight on the project. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

The management of Barrick, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal control over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

BARRICK YEAR-END 2012	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2012 will be included in Barrick’s 2012 Annual Report and its 2012 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Life of mine (“LOM”) Estimates Used to Measure Depreciation of Property, Plant and Equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and the portion of resources considered probable of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans.

Provisions for Environmental Rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and

BARRICK YEAR-END 2012	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During the year ended December 31, 2012, our PER balance increased by $504 million, primarily due to a decrease in the discount rate used to calculate PER and due to an increase in cost estimates. The offset was recorded as an increase in PP&E for our operations and other expense at our closed sites.

PERs

(in $ millions)
As at December 31	2012	2011
Operating mines	$ 1,968	$ 1,608
Closed mines	386	373
Development projects	211	97
Other	98	81
Total	$ 2,663	$ 2,159

Accounting for impairment of non-current assets

Goodwill impairment test

In accordance with our accounting policy, goodwill was tested for impairment in the fourth quarter, with our gold segments and capital projects segment being tested at the beginning of the quarter, and our copper and Barrick Energy segments at the end of the quarter. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment containing the goodwill for impairment. The recoverable amount of each operating segment has been determined based on its fair value less cost to sell (FVLCS), which has been determined to be greater than the value in use (VIU) model. For the year ended December 31, 2012, we recorded an impairment of goodwill related to our copper segment of $798 million (2011: nil).

Gold and Capital Projects

FVLCS for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the segments. The estimates of future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. We have used an estimated long-term gold price of $1,700 per ounce (2011: $1,600 per ounce) to estimate future revenues. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segments of 5% (2011 average real weighted cost of capital of 5%). Gold companies consistently trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, whereby the NAV multiple represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple represents the value of the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each (“CGU”) within each gold segment and the capital projects segment based on the observable NAV multiples of comparable companies as at the test date. In 2012, the average NAV multiple was approximately 1.2 (2011: 1.2).

Copper

For our copper segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. We utilized a long-term risk-adjusted copper price of $3.43 per pound (2011: $3.44 per pound) to estimate future revenues. The risk adjustment to the average long-term copper price was approximately 5.8% (2011: 4.5%.) The expected future cash flows were additionally discounted using rates from 4.5% to 6.5% (2011: 4.5% to 5.5%) to reflect the time value of money and a residual risk factor for cash flow uncertainties not related to metal price. This results in an effective weighted average cost of capital for the copper segment of approximately 7% (2011: 7%.)

BARRICK YEAR-END 2012	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

We recorded a non-current asset impairment charge of $3.0 billion (after related income tax effects) for the Lumwana CGU in fourth quarter 2012 (see the Non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCS, and therefore we recorded a goodwill impairment charge of $798 million. The FVLCS of our copper segment was impacted in the current year by increasing unit mining costs, increased operating costs and increased future capital costs.

Oil & gas

For our oil & gas segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated from our oil & gas CGUs, aggregated to the segment level. We have estimated future oil prices using the forward curve provided by an independent reserve evaluation firm, with prices starting at $90 per barrel (WTI) (2011: $97 per barrel). The future cash flows were discounted using a real weighted average cost of capital for long life oil & gas assets of 8.5% (2011: 8.5%). In fourth quarter 2012, we recorded a non-current asset impairment charge of $155 million (after related income tax effects) for certain CGUs in this segment (see the Non-current asset impairment test section below for further details). After reflecting these charges, the FVLCS of Barrick Energy exceeds its carrying amount by about $40 million and therefore segment goodwill was recoverable (see the Key assumptions and sensitivities section for further details).

Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is calculated using the same FVLCS approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

For the year ended December 31, 2012, we recorded impairment charges of $5.6 billion (pre-tax) (2011: $0.1 billion) for non-current assets, as summarized in the table below:

($ millions)
For the years ended December 31	2012	2011
Lumwana	$3,016	$-
Barrick Energy CGUs	155	37
Exploration properties	164	-
Reko Diq	120	-
Highland Gold	84	-
PV power assets	21	39
Tulawaka	16	-
Other	11	4
Total after-tax non-current asset impairment charges	$3,587	$80
Related income tax effects and NCI	2,039	58
Total impairment charges	$5,626	$138

Lumwana

We have prepared a new life-of-mine (LOM) plan for Lumwana, which reflects information obtained from the exploration and infill drilling program that was completed late in the fourth quarter of 2012. The purpose of the drilling program was to better define the limits of mineralization and develop an updated, more comprehensive block model of the ore body for mine planning purposes. After this drilling was completed, the ore body did not meet our economic expectations. While the drilling increased reserves and defined significant additional mineralization, some at higher grades, much of it was deep and would require a significant amount of waste stripping, which makes it uneconomic based on our expected operating costs and current market copper prices. At higher copper prices, however, much of this copper will be economic and come into reserves and resources.

The new LOM plan also reflects revised operating and sustaining capital costs after results of the drill program were incorporated into a new block model for the life-of-mine plan. The revised LOM cost estimates – under present copper price assumptions – reduced expected copper production and, in turn, profitability over the mine life. As a result, we have recorded an after-tax asset impairment charge of $3.0 billion for Lumwana in the fourth quarter. We also recorded a goodwill impairment of $0.8 billion for the copper business unit for a total charge of $3.8 billion. We continue to progress a number of key initiatives to lower costs, including improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve

BARRICK YEAR-END 2012	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

mining costs, and/or copper prices increase, the expansion opportunity to increase the throughput capacity of the processing plant does not meet our investment criteria. The company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment.

The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the year. As a result of this assessment, we have recorded an impairment charge of $3.0 billion, after tax, related to the carrying value of the PP&E at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we recorded an after-tax impairment charge of $155 million (2011: $37 million) related to PP&E in certain of our CGUs in our Barrick Energy segment. The impairment charges were primarily as a result of lower WTI prices and a significant increase in the discount of Edmonton par prices, from which Barrick Energy’s realized prices are derived, compared to the WTI equivalent prices in the prior year.

In fourth quarter 2012, we also recorded the following after-tax impairment charges: $16 million in PP&E impairment charges related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in TCC, which holds our interest in the Reko Diq project; and a further $21 million write-down of power-related assets at our Pueblo Viejo project, above the impairment charge recorded in 2011, based on new information with respect to the recoverable amount of these assets received in the fourth quarter of 2012.

Other after-tax impairment charges recorded in 2012 included: $164 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($141 million in Papua New Guinea in third quarter 2012 and $23 million in Saudi Arabia in fourth quarter 2012); and $84 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

For the year ended December 31, 2011, we recorded after-tax impairment charges of $80 million for non-current assets. The impairment included a $37 million charge at our Barrick Energy segment, primarily due to oil recovery issues at one of our properties. Impairment charges also included a $39 million write-down of power-

related assets at our Pueblo Viejo project as a result of a decision to proceed with an alternative long-term power solution.

Key assumptions and sensitivities

The key assumptions used in determining the recoverable amount (FVLCS) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. The Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

As at December 31, after reflecting the impairments of Lumwana’s long-lived assets and the copper segment’s goodwill, the recoverable amount of the copper segment is equal to its carrying amount, including goodwill. Therefore any significant negative change in the key assumptions could result in an additional impairment charge to non-current assets of Lumwana and/or copper segment goodwill. As at December 31, 2012, the carrying amount of goodwill for the copper segment is $3.5 billion.

In second quarter 2012 we identified a potential indicator of impairment at our Pascua-Lama project based on the significant increase in the expected construction costs and delay in the expected completion date. We conducted an impairment assessment at that time and determined that the fair value of the project exceeded its carrying value. In fourth quarter 2012, upon completion of the cost estimate, schedule and the associated LOM plan, we updated our assessment and determined that the fair value of the project exceeds its carrying value as at December 31, 2012 by about $1.5 billion. A decrease of about 7% in long-term gold prices, a decrease of about 12% in silver prices, an increase of about 10% in operating costs or an increase of about 15% in the total LOM capital expenditures, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. As at December 31, 2012, the carrying value of Pascua-Lama is $5.24 billion (2011: $3.06 billion).

We also conducted an internal assessment of our Buzwagi mine, in our ABG segment, in fourth quarter

BARRICK YEAR-END 2012	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 and determined that the fair value of the project exceeds its carrying value by about $165 million. A decrease of about 5% in gold prices or an increase of about 10% in cash operating costs, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Buzwagi is $747 million (2011: $634 million). In addition, the recoverable amount of Tulawaka is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of Tulawaka is $8 million (2011: $28 million).

As at December 31, an indicator of potential impairment was noted for our Darlot mine, in our Australia Pacific operating segment, in relation to a significant increase in operating costs in its most recent LOM plan. Accordingly, we conducted an impairment assessment and determined that the fair value of the mine exceeds its carrying value as at December 31, 2012 by about $50 million. A decrease of about 15% in gold prices, an increase of about 20% in cash operating costs or an increase of about 15% in the Australian dollar compared to the US dollar would, in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Darlot is $66 million (2011: $90 million). In addition, the recoverable amount of our Kanowna mine is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in an impairment charge. The current carrying value of Kanowna is $162 million (2011: $197 million).

As at December 31, the recoverable amounts of certain CGUs within Barrick Energy are approximately equal to their carrying amounts and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of these CGUs is $589 million (2011: $231 million).

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been raising market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

Deferred Tax Assets Not Recognized

($ millions)
As at December 31	2012	2011

Australia and Papua New Guinea	$181	$122
Canada	88	76
Argentina	-	35
Barbados	73	73
Zambia	48	-
Tanzania	43	31
Other	17	23
	$450	$360

Tanzania and Other: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources.

Australia: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized.

BARRICK YEAR-END 2012	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES13

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Significant tax adjustments not related to current period earnings;
•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Foreign currency translation gains/losses;
•	Non-recurring restructuring costs;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Change in the measurement of the PER as a result of changes in the discount rates for closed sites.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because non-recurring tax adjustments; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and non-recurring restructuring charges do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our day-to-day operations and not indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present adjusted return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance. We use adjusted net earnings to calculate the adjusted return on equity as management believes it is a useful measure of the Company’s underlying operating performance of our core mining business.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

[13]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK YEAR-END 2012	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Net earnings/(losses) attributable to equity holders of the Company	($ 665)	$ 4,484	$ 3,582	($ 3,062)	$ 959
Significant tax adjustments not related to current period earnings	(83)	122	(4)	(42)	86
Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	4,425	165	(65)	4,161	153
Acquisition/disposition adjustments[2]	(13)	(165)	(62)	1	(6)
Foreign currency translation (gains)/losses	125	(5)	32	97	21
Restructuring costs	-	2	43	-	-
Acquisition related costs[3]	-	97	-	-	(18)
Changes in PER discount rate for closed sites	18	32	-	-	32
Other items	57	-	-	42	-
Unrealized (gains)/losses on non-hedge derivative instruments	(37)	(66)	(9)	(89)	(61)
Adjusted net earnings	$ 3,827	$ 4,666	$ 3,517	$ 1,108	$ 1,166
Net earnings/(losses) per share[4]	(0.66)	4.49	3.63	(3.06)	0.96
Adjusted net earnings per share[4]	$ 3.82	$ 4.67	$ 3.56	$ 1.11	$ 1.17
Average Shareholder’s Equity	$22,604	$21,418	$17,352	$23,509	$22,869
Adjusted return on equity[5]	17%	22%	20%	19%	20%

[1]	Amounts presented in this table are after-tax.
[2]

For the three month period ended December 31, 2011, includes gains on sale of assets. For the year ended December 31, 2011, includes gain on sale assets of $188 million, partially offset by a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% interest in our Cortez property.

[3]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Adjusted Operating Cash Flow, Adjusted Operating Cash Flow

before Working Capital Changes and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of elimination of gold sales contracts, the effect of the settlement of currency contracts, the impact of one-time costs and working capital adjustments relating to business combinations.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts and one-time costs and working capital adjustments relating to business combinations are activities that are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Starting in Q1 2012, we have also adjusted our operating cash flow to remove the effect of the settlement of contingent consideration and non-recurring tax payments. This settlement activity and non-recurring tax payments are not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore these adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

We also present adjusted operating cash flow before working capital changes as a measure which excludes working capital changes from adjusted operating cash flow. Management uses operating cash flow before working capital changes as a measure internally to evaluate the Company’s ability to generate cash flows from its mining operations, before the impact of working capital movements.

Free cash flow is a measure which excludes our share of capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of the

BARRICK YEAR-END 2012	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow, adjusted operating cash flow before working capital changes and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Adjusted Operating Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Operating cash flow	$ 5,439	$ 5,315	$ 4,585	$ 1,672	$ 1,224
Elimination of gold sales contracts	-	-	656	-	-
Settlement of contingent consideration	50	-	-	-	-
Settlement of currency contracts	(385)	-	-	80	-
Non-recurring tax payments	52	-	-	-	-
Withholding tax payments	-	161	-	-	75
Acquisition costs expensed and related working capital movements	-	204	-	-	-
Adjusted operating cash flow	$ 5,156	$ 5,680	$ 5,241	$ 1,752	$ 1,299
Changes in working capital	236	139	1	(56)	106
Adjusted operating cash flow before working capital changes	$ 5,392	$ 5,819	$ 5,242	$ 1,696	$ 1,405

Adjusted operating cash flow	$ 5,156	$ 5,680	$ 5,241	$ 1,752	$ 1,299
Capital expenditures - Barrick’s share	(5,994)	(4,598)	(3,371)	(1,818)	(1,231)
Free cash flow	($ 838)	$ 1,082	$ 1,870	($ 66)	$ 68

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-In Sustaining Cash Costs per ounce

Total cash costs per ounce, C1 cash costs per pound, C3 fully allocated costs per pound and all-in sustaining cash costs per ounce are non-GAAP financial measures. Total cash costs per ounce measure include all costs absorbed into inventory, as well as royalties, and by-product credits, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and depreciation and accretion. Our total cash costs exclude the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. Hence, we remove such costs from total cash costs. These measure also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

Starting in Q1 2012, we have replaced the non-GAAP measure “total cash cost per pound” for our copper business with “C1 cash costs per pound”. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we also introduced “C3 fully allocated costs per pound”. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Beginning in 2013, we are adopting an “all-in sustaining cash costs per ounce” measure. The Company believes that current operating measures commonly used in the gold industry do not capture all of the sustaining

BARRICK YEAR-END 2012	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures incurred in order to produce gold, and therefore they do not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. Similarly, they do not reflect all of the expenditures that would be included in the valuation of a gold mining company. For these reasons, the Company is working with the members of the World Gold Council (“WGC”) to define an all-in sustaining cash costs measure that better represents the total costs associated with producing gold. We believe this measure will better meet the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The WGC project to define all-in sustaining cash costs is ongoing and a final standard is expected in the middle of 2013. We expect to conform our disclosure of all-in sustaining cash costs to the measure that is ultimately approved by the WGC. Our current definition of all-in sustaining cash costs commences with total cash costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploration and evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability.

We calculate total cash costs and all-in sustaining cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest. Consequently, our production and total cash costs statistics only reflect our equity share of production.

Total cash cost, C1 cash cost, C3 fully allocated costs and all-in sustaining cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure.

Total Cash Costs per ounce, All-In Sustaining Cash Costs per ounce, C1 Cash Costs per pound

($ millions)	Gold			Copper			Oil & Gas			Total
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Cost of Sales	$ 6,210	$ 5,169	$ 4,610	$ 1,279	$ 915	$ 407	$ 165	$ 156	$ 114	$ 7,654	$ 6,240	$ 5,131
Less: Depreciation	1,389	1,152	1,077	231	170	88	102	97	47	1,722	1,419	1,212
Cash costs of sales	$ 4,821	$ 4,017	$ 3,533	$ 1,048	$ 745	$ 319	$ 63	$ 59	$ 67	$ 5,932	$ 4,821	$ 3,919

($ millions)	Gold		Copper		Oil & Gas		Total
For the three months ended December 31	2012	2011	2012	2011	2012	2011	2012	2011
Cost of Sales	$1,771	$1,384	$418	$274	$40	$48	$2,229	$1,706
Less: Depreciation	421	312	66	61	24	29	511	402
Cash costs of sales	$1,350	$1,072	$352	$213	$16	$19	$1,718	$1,304

BARRICK YEAR-END 2012	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to Total Cash Costs per ounce

Gold

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2012	2011	2010	2012	2011
Cash cost of sales	$ 4,821	$ 4,017	$ 3,533	$ 1,350	$ 1,072
Cost of sales applicable to discontinued operations	-	-	10	-	-
Cost of sales applicable to non-controlling interests[1]	(168)	(171)	(97)	(44)	(45)
Cost of sales applicable to ore purchase arrangement	(161)	(126)	(104)	(42)	(26)
Other metal sales	(139)	(137)	(120)	(38)	(33)
Realized non-hedge gains/losses on fuel hedges	(9)	(5)	3	(19)	1
Treatment and refinement charges[2]	6	8	8	2	1
Impact of Barrick Energy	(90)	(118)	(56)	(25)	(32)
Total cash cost of sales	$ 4,260	$ 3,468	$ 3,177	$ 1,184	$ 938
Ounces sold - consolidated basis (000s ounces)	7,465	7,758	7,902	2,071	1,913
Ounces sold - non-controlling interest (000s ounces)[1]	(173)	(208)	(160)	(44)	(48)
Ounces sold - equity basis (000s ounces)	7,292	7,550	7,742	2,027	1,865
Total cash costs per ounce[3]	$ 584	$ 460	$ 409	$584	$ 505

[1]	Relates to interest in ABG held by outside shareholders.
[2]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[3]	Total cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

Reconciliation of Total Cash Cost of Sales to All-In Sustaining Cash Costs per ounce

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2012	2011	2010	2012	2011
Total cash cost of sales	$ 4,260	$ 3,468	$ 3,177	$ 1,184	$ 938
General & administrative costs	373	314	311	111	82
Rehabilitation - accretion and amortization	147	134	111	38	40
Mine on-site exploration and evaluation costs	156	136	89	47	38
Mine development expenditures	833	750	561	233	173
Sustaining capital expenditures	1,129	876	785	356	265
All-in sustaining cash costs	$ 6,898	$ 5,678	$ 5,034	$ 1,969	$ 1,536
Ounces sold - consolidated basis (000s ounces)	7,465	7,758	7,902	2,071	1,913
Ounces sold - non-controlling interest (000s ounces)[1]	(173)	(208)	(160)	(44)	(48)
Ounces sold - equity basis (000s ounces)	7,292	7,550	7,742	2,027	1,865
All-in sustaining cash costs per ounce[2]	$ 945	$ 752	$ 649	$ 972	$ 826

[1]	Relates to interest in ABG held by outside shareholders.
[2]	All-in sustaining cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2012	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to C1 Cash Costs per pound

Copper

	For the years ended December 31			For the three months ended December 31
($ millions, except per pound information in dollars)	2012	2011	2010	2012	2011
Cost of sales	$ 1,048	$ 745	$ 319	$ 352	$ 213
Cost of sales applicable to discontinued operations	-	-	91	-	-
Treatment and refinement charges[1]	95	68	23	26	26
Less: royalties	(34)	(17)	(6)	(11)	(3)
Less: non-routine charges	(62)	(34)	-	(45)	29
Other metal sales	(1)	(3)	(6)	-	-
Other	(22)	-	-	(5)	-
C1 cash cost of sales	$ 1,024	$ 759	$ 421	$ 317	$ 265
Depreciation/amortization	231	170	88	66	61
Royalties	34	17	6	11	3
Non-routine charges	62	34	-	45	(29)
Exploration and evaluation	14	12	-	7	4
Administration costs	9	22	5	4	12
Other expense (income)	27	9	19	15	19
C3 fully allocated cost of sales	$ 1,401	$ 1,023	$ 539	$ 465	$ 335
Pounds sold - consolidated basis (millions pounds)	472	444	391	154	135
C1 cash cost per pound[2]	$ 2.17	$ 1.71	$ 1.08	$ 2.07	$ 1.96
C3 fully allocated cost per pound[2]	$ 2.97	$ 2.30	$ 1.38	$ 3.04	$ 2.47

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net earnings.

BARRICK YEAR-END 2012	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Net earnings/(loss)	$ (665)	$ 4,484	$ 3,582	$ (3,062)	$ 959
Income tax expense	(236)	2,287	1,561	(1,514)	589
Finance costs	177	199	180	44	51
Finance income	(11)	(13)	(14)	(2)	(3)
Depreciation	1,722	1,419	1,212	511	402
EBITDA	$ 987	$ 8,376	$ 6,521	$ (4,023)	$ 1,998
Impairment charges	$ 6,470	$ 235	($ 73)	$ 6,196	$ 212
Adjusted EBITDA	$ 7,457	$ 8,611	$ 6,448	$ 2,173	$ 2,210
Reported as:
Gold
North America	$ 3,862	$ 3,648	$ 2,317	$ 1,109	$ 820
South America	1,771	2,121	1,996	556	662
Australia Pacific	1,446	1,687	1,096	370	462
African Barrick Gold	330	538	429	75	119
Copper	564	827	697	134	188
Capital Projects	(113)	(151)	(15)	(63)	(99)
Barrick Energy	66	49	47	16	(22)
Other	(6,939)	(343)	(46)	(6,220)	(132)
EBITDA	$ 987	$ 8,376	$ 6,521	($ 4,023)	$ 1,998
Impairment charges	$ 6,470	$ 235	($ 73)	$ 6,196	$ 212
Adjusted EBITDA	$ 7,457	$ 8,611	$ 6,448	$ 2,173	$ 2,210

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, Management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK YEAR-END 2012	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/per pound1

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2012	2011	2010	2012	2011	2010
Sales	$ 12,564	$ 12,255	$ 9,679	$ 1,689	$ 1,646	$ 1,033
Sales applicable to discontinued operations	-	-	43	-	-	244
Sales applicable to non-controlling interests	(288)	(329)	(206)	-	-	-
Sales attributable to ore purchase agreement	(174)	(137)	(111)	-	-	-
Realized non-hedge gold/copper derivative (losses) gains	-	43	26	(76)	(21)	30
Treatment and refinement charges[1]	6	8	8	95	68	23
Unrealized mark-to-market provincial price adjustment	-	-	(1)	-	-	-
Other	-	-	-	(22)	-	-
Export duties	65	73	68	-	-	-
Revenues - as adjusted	$ 12,173	$ 11,913	$ 9,506	$ 1,686	$ 1,693	$ 1,330
Ounces/pounds sold (000s ounces/millions pounds)	7,292	7,550	7,742	472	444	391
Realized gold/copper price per ounce/pound[2]	$ 1,669	$ 1,578	$ 1,228	$ 3.57	$ 3.82	$ 3.41

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Debt and Net Debt

Management uses non-GAAP financial measures “adjusted debt” and “net debt” since they are more indicative of how we manage our debt levels internally than the IFRS measure. We believe these measures provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure. Adjusted debt and net debt are intended to provide additional information, do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We adjust our long-term debt to exclude fair value and other adjustments and our partner’s share of project financing to arrive at adjusted debt. We exclude the impact of fair value and other adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We exclude our partner’s shares of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.

Adjusted Debt and Net Debt Summary

($ millions)
As at December 31	2012	2011
Debt per financial statements	$ 13,943	$ 13,369
Fair value and other adjustments[1]	113	65
Pueblo Viejo financing - partner’s share[2]	(376)	(376)
Adjusted debt	$ 13,680	$ 13,058
Cash and equivalents	(2,093)	(2,745)
Cash and equivalents - partner’s share at Pueblo Viejo[2]	12	7
Net debt	$ 11,599	$ 10,320

[1]	Other adjustment primarily related to issue costs which have been netted against the debts.
[2]

We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $940 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

BARRICK YEAR-END 2012	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 142 to 147 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 142 to 147 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2012	68	MANAGEMENT’S DISCUSSION AND ANALYSIS